As filed with the Securities and Exchange Commission on ___________, 1998
                                                    Registration No. 333-
--------------------------------------------------------------------------------
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                           ---------------------------


                            SENECA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)
        New York                    0-1989                       16-0733425
(State or other jurisdiction (Primary Standard Industrial (I.R.S. Employer of incorporation or organization) Classification Code No.) Identification No.)
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 KRAIG H. KAYSER
                      President and Chief Executive Officer
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           ---------------------------

                                   Copies to:
                            WILLIAM I. SCHAPIRO, Esq.
                           COLLEEN A. VAN GELDER, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                 800 Fleet Bank Building, Twelve Fountain Plaza
                             Buffalo, New York 14202
                                 (716) 856-0600
                           ---------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. X

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.


                           ---------------------------

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                  Proposed Maximum       Proposed Maximum
           Title of Each Class               Amount to be          Offering Price            Aggregate              Amount of
            to be Registered                  Registered              Per Share           Offering Price        Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Rights to purchase shares of
Convertible Participating Preferred
Stock, stated value $12.00 per share             ----                   -----                  -----                  -----
------------------------------------------------------------------------------------------------------------------------------------
Convertible Participating Preferred
Stock, stated value $12.00 per share             ----                   -----                  -----                  -----
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
$0.25 per share                                  ----                   -----               $50,000,004            $14,750.00
====================================================================================================================================
                                                    ---------------------------

     (1) This Registration Statement also covers such indeterminate number of additional shares as may be required to be issued upon exercise of rights as a consequence of rounding.
     (2) The Convertible Participating Preferred Stock are convertible immediately on a share-for-share basis into shares of Class A Common Stock.
     (3) No fee or consideration is required to be paid for the Rights.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED ________________, 1998

                                   PROSPECTUS

                            SENECA FOODS CORPORATION


              2,969,840 Rights to acquire shares of Convertible Participating Preferred Stock, with $0.025 par value per share.

              4,166,667 shares of Convertible Participating Preferred Stock with $0.025 par value per share.

              4,166,667 shares of Class A Common Stock, $0.25 par value per share.

          Seneca Foods Corporation (the "Company") is distributing to holders of record of its Class A Common Stock, $0.25 par value per share ("Class A Common Stock") and Class B Common Stock, $0.25 par value per share ("Class B Common Stock and, together with the Class A Common Stock, the "Common Stock"), as of the close of business on ____________________, 1998 (the "Record Date"), transferable rights (the "Rights") to subscribe for and purchase shares of Convertible Participating Preferred Stock, with $0.025 par value per share, Class A (the "New Preferred Stock") which is immediately convertible on a share-for-share basis into shares of Class A Common Stock (the "Rights Offering").

              Shareholders of record will receive one-half of a Right for each share of Common Stock held by them as of the Record Date. Each whole Right will entitle the holder to purchase one share of New Preferred Stock for $12.00 per share (the "Subscription Price"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed to each holder of Common Stock will be rounded up to the nearest whole number. As a consequence of such rounding, the total number of shares that may be issued pursuant to the Rights Offering may be increased by up to ________ shares. Once a holder has exercised Rights, such exercise may not be revoked. Unless the Rights Offering is extended, the Rights will expire at 5:00 pm, Eastern Daylight Time, on the twentieth calendar day after commencement of the Rights Offering.

          The Company's Class A Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Stock Market under the symbol "SENEA." On July 6, 1998, the average of the high and low sales prices of the Class A Common Stock as reported by the Nasdaq National Stock Market was $13.50 per share. The New Preferred Stock will not pay regular dividends (except for dividends paid at the same rate and at the same time as dividends paid on the Company's Common Stock) and will be convertible share-for-share into the Company's Class A Common Stock at any time. The New Preferred Stock does not have any voting rights. Neither the Rights nor the New Preferred Stock will be listed on an exchange.

     See "Risk Factors" commencing on page 9 for certain factors and considerations relevant to an investment in the Rights, the New Preferred Stock
and      the      Class      A      Common      Stock      offered       hereby.
                      ------------------------------------



             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                  BY THE SECURITIES AND EXCHANGE COMMISSION NOR
                   HAS THE COMMISSION PASSED UPON THE ACCURACY
                       OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE


----------------------------------------------------------------------------------------------------------------
                                                                         Proceeds to
                                                Price to                Company(1)(2)
                                                 Public                  Minimum(3)           Maximum(2)(4)
----------------------------------------------------------------------------------------------------------------

Per Share............................  $          12.00               $                     $
----------------------------------------------------------------------------------------------------------------
Total................................  $                              $44,000,004           $50,000,004
----------------------------------------------------------------------------------------------------------------

(1) The securities registered hereunder are being offered and sold directly by the Company, and no commission or other remuneration will be paid to any person for soliciting purchases.

(2)      Before deducting expenses payable by the Company, estimated at $_______

(3) Assumes the sale only of the 1,166,667 shares that the New Investors (as hereinafter defined) are obligated to purchase under the Stock Purchase Agreement (as hereinafter defined) and the 2,500,000 shares under the Rights Offering that are the subject of commitments of the New Investors.

(4) Assumes the sale of the 1,166,667 shares that the New Investors are obligated to purchase under the Stock Purchase Agreement and all of the shares being offered in the Rights Offering without adjustment for rounding.






              The date of this Prospectus is ______________, 1998.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning the Company. In addition, the Class A Common Stock and Class B Common Stock are listed on the Nasdaq National Stock Market under the symbols "SENEA" and "SENEB," respectively and reports and other information can be inspected and copies made at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the New Preferred Stock, Class A Common Stock, and the Rights offered hereby. This Prospectus constitutes the Prospectus of the Company, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company will furnish holders of the securities offered hereby with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company will also furnish such other reports as it may determine or as may be required by law.

         No dealer, salesman, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein by reference, the date of filing with the Commission.

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----

AVAILABLE INFORMATION....................................................  2

PROSPECTUS SUMMARY.......................................................  5

RISK FACTORS.............................................................  9

DESCRIPTION OF THE TRANSACTION........................................... 23

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................................. 33

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS............................................ 35

USE OF PROCEEDS.......................................................... 35

CAPITALIZATION........................................................... 36

PLAN OF DISTRIBUTION..................................................... 37

DESCRIPTION OF CAPITAL STOCK............................................. 38

THE COMPANY.............................................................. 45

MANAGEMENT'S DISCUSSION AND ANALYSIS..................................... 51

PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY..................... 54

DIRECTORS AND EXECUTIVE OFFICERS......................................... 54

OWNERSHIP OF SECURITIES.................................................. 59

LEGAL MATTERS............................................................ 66

EXPERTS  ................................................................ 66

INDEX TO FINANCIAL STATEMENTS............................................F-1

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" shall mean Seneca Foods Corporation and its subsidiaries on a consolidated basis. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in the forward-looking statements. See "Risk Factors" for a discussion of certain factors that might cause such a difference.


                                   The Company

         The Company, which was founded in 1949, conducts its business almost entirely in food processing, which currently accounts for approximately 99% of the Company's sales. Canned and frozen vegetables represent approximately 78% and fruit and fruit juice products approximately 22%, of the Company's food processing volume. Apple products contribute approximately 10% of the Company's sales; the Company's Seneca(R) brand frozen apple concentrate is the largest-selling brand of frozen apple concentrate in the United States. Of the remaining sales in the fruit and fruit juice products, grape products account for approximately 2%, and bottled, canned and frozen fruit juice drinks account for approximately 10% of the Company's sales.

          Approximately 19% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R) (under license), Aunt Nellie's Farm Kitchen(R), Blue Boy(R) and TreeSweet(R). Approximately 30% of the processed foods are packed under private labels, that is, under brand names owned or controlled by the purchasers, and approximately 11% are sold to institutional food distributors. The remainder, approximately 40%, is packed pursuant to a 20 year First Amended and Restated Alliance Agreement dated December 8, 1994 as amended on February 10, 1995 and February 25, 1997 (the "Alliance Agreement") with The Pillsbury Company ("Pillsbury") and Grand Metropolitan Incorporated ("GMI"), the parent of Pillsbury (on those dates) and a wholly-owned subsidary of Grand Metropolitan plc and carry Pillsbury's Green Giant(R) brand name. See "Risk Factors--Dependence on Alliance Agreement."

         The Company's sole non-food division, Seneca Flight Operations, provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales. The address and telephone number of the Company's principal executive offices are: 1162 Pittsford-Victor Road, Pittsford, New York 14534, (716) 385-9500.
The Company maintains a website at www.senecafoods.com.


                                  The Offering

         The Rights Offering. The Board of Directors of the Company has determined to make a Rights Offering to the holders of its Common Stock, whereby each holder of Common Stock will receive one-half of a right (the "Right") to purchase for the Subscription Price, shares of the New Preferred Stock. The shares of New Preferred Stock will be immediately convertible on a share-for-share basis into shares of Class A Common Stock. The Company will distribute one-half of a Right for each share of Common Stock held of record as of the Record Date. Each whole Right will entitle the holder thereof (a "Rights Holder") to receive upon payment of the Subscription Price, one share of New Preferred Stock. The Rights will be evidenced by subscription certificates which are transferable by the holders thereof ("Subscription Certificates"). Unless the Rights Offering is extended, the Rights that are not exercised by the holders thereof will expire at 5:00 p.m., Eastern Daylight Time, on the twentieth calendar day after commencement of the Rights Offering (the "Expiration Date"). Rights may be exercised by delivering to Sarah S. Mortensen (the "Subscription Agent"), on or before the Expiration Date, the properly completed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price. Once a Rights Holder has exercised the subscription privilege, such exercise may not be revoked. The Rights may be purchased or sold through usual investment channels, including banks and brokers. Resales of the Rights have not been registered with the Commission.

          The Stock Purchase Agreement and its Relationship to the Rights Offering. The Company has entered into a Stock Purchase Agreement dated as of June 22, 1998 (the "Stock Purchase Agreement") with Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments II, L.P. and Uranus Fund, Ltd. (collectively, the "New Investors") whereby, subject to the terms and conditions of the Stock Purchase Agreement, the New Investors have agreed to (i) purchase 1.167 million shares of New Preferred Stock at a price of $12.00 per share, for total consideration of $14 million and (ii) purchase shares of New Preferred Stock which the Company's shareholders do not purchase in the Rights Offering at a price of $12.00 per share (up to a maximum amount of 2.5 million shares). If not less than 2.5 million shares become available for purchase by the New Investors, their total purchase price for the 2.5 million shares will be $30 million. Pursuant to the terms of the Stock Purchase Agreement, the New Investors have the right to purchase up to 1,181,996 shares of New Preferred Stock (the "Option Shares"). The Option Shares may be purchased at any time prior to the closing of the Transaction (as hereinafter defined) and may be purchased even if shareholder approval of the Rights Offering and Charter Amendments (as hereinafter defined) is not obtained. If less than 2.5 million shares become available for purchase by the New Investors, the New Investors can require the Company to issue and sell to them additional shares of New Preferred Stock so as to permit them to acquire up to 2.5 million additional shares of New Preferred Stock. The Company will not be required to issue in connection with the Stock Purchase Agreement (including the Option Shares) and the Rights Offering more than 4,166,667 shares of New Preferred Stock, for aggregate gross proceeds of $50,000,004 (the "$50 Million Limit") to the New Investors and to shareholders who exercise their purchase rights under the Rights Offering. This limitation affects only the purchase rights of the New Investors. Each of the Company's shareholders who is issued Rights under this Rights Offering may exercise all Rights so received, except for those shareholders who have agreed not to exercise their Rights as described in the following paragraphs.

          Concurrently with the Stock Purchase Agreement, the Company and certain of its substantial shareholders, including the New Investors, and the Related Marks Shareholders (as hereinafter defined) entered into a Shareholders Agreement (the "Shareholders Agreement") whereby certain substantial holders of the Company's stock, including members of the Wolcott and Kayser families who control the Company (the "Existing Shareholders"), agreed that they would not exercise, sell or otherwise transfer the Rights to which they were entitled pursuant to the terms of the Rights Offering and will vote all of their voting securities in favor of the Transaction (as hereinafter defined) in any shareholder vote of the Company. In a separate agreement,

Pillsbury has also agreed that it will not exercise, sell or otherwise transfer the Rights to which it is entitled pursuant to the terms of the Rights Offering and will vote all of its voting securities in favor of the Transaction (as hereinafter defined) in any shareholder vote of the Company ("Pillsbury Agreement"). The Stock Purchase Agreement, Shareholders Agreement (including the purchase of the Option Shares by the New Investors) and the Rights Offering are sometimes collectively referred to herein as the "Transaction."

          Inasmuch as the Existing Shareholders and Pillsbury have agreed not to exercise, sell or otherwise transfer their Rights distributed on their present holdings of 1,620,747 shares of Common Stock pursuant to the Shareholders Agreement and the Pillsbury Agreement, the New Investors are assured of acquiring not less than 1,977,041 shares of New Preferred Stock in the Transaction (1.167 million shares directly from the Company and 810,374 as a result of the New Investors' commitment to act as standby purchasers).

          Assuming none of the Company's shareholders (except for the Related Marks Shareholders (as hereinafter defined)) exercise their Rights, the New Investors will be entitled to purchase 3.667 million shares of New Preferred Stock which if immediately converted into 3.667 million shares of Class A Common Stock would give the New Investors ownership of 4.6% of the voting power of the Company. The combined voting power of the New Investors and Related Marks Shareholders (assuming exercise of their Rights) will be 19.3% (assuming conversion of the New Preferred Stock into Class A Common Stock).

          The consummation of the Transaction results in significant participation by the New Investors in the governance of the Company. The number of directors comprising the Company's Board of Directors will be increased from seven to nine members, with the two new positions being filled by designees of the New Investors (the "Investor Designees"). The Investor Designees will continue to be nominated for election to the Board and shareholders who executed the Shareholders Agreement will continue to vote for the Investor Designees until such time as the New Investors no longer own, in the aggregate, at least 10% of the Class A Common Stock (assuming conversion of all shares of the New Preferred Stock into Class A Common Stock). The Shareholders Agreement also requires that the Investor Designees will comprise at least 22% of any committee of the Board of Directors. Moreover, the Company has agreed to amend its Restated Certificate of Incorporation, as amended (the "Charter") to require unanimous approval of the Company's Board of Directors for certain defined "major corporate actions", including (i) any amendment or modification to the Company's Charter (as hereinafter defined) or Bylaws (as hereinafter defined);
(ii) any business combination; (iii) any sale or transfer of all or substantially all of the assets of the Company; (iv) certain issuances of securities; (v) any acquisition or disposition or series of related acquisitions or dispositions of assets involving gross consideration in excess of $15 million; (vi) certain changes in the Company's line of business; (vii) any change in the Company's certified public accountants; (viii) the settlement of certain litigation; or (ix) the commencement by the Company of proceedings relating to bankruptcy, insolvency, reorganization or relief of debtors.

         A  shareholder  who  votes  in  favor  of the  Rights  Offering  is not
                                                                             ---
obligated to exercise the Rights and purchase shares of New Preferred Stock if the Rights Offering is approved. When the Rights are issued, each shareholder may decide at that time whether to exercise the Rights which that shareholder receives.


          The Charter Amendments. To accomplish the intent of the Transaction, the Company will amend its Charter by filing a Certificate of Amendment (the "Certificate of Amendment") which will: (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock with $0.025 par value per share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) create a new series of Preferred Stock With $0.025 Par Value Per Share, Class A to be designated as Convertible Participating Preferred Stock, $12.00 stated value per share, convertible immediately into shares of Class A Common Stock of the Company; (iv) require unanimous approval of the Company's Board of Directors to authorize certain Major Corporate Actions (as hereinafter defined); and (v) amend Article 4, paragraph (a)(C) to remove from operation of the Class A Special Rights (as hereinafter defined) provisions, the acquisition by the New Investors of the shares of Class A Common Stock issuable upon conversion of the New Preferred Stock acquired by the New Investors in the Transaction. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Class A Special Rights."

          The Reason For The Transaction. For reasons described below (see "Risk Factors--High Ratio of Debt to Equity"), the Company has concluded that its level of debt should be reduced in the amount of between $44 million and $50 million. At March 31, 1998, the close of its fiscal year, the Company was in violation of certain financial covenants in its agreements with its short and long-term lenders. See "Risk Factors--Defaults as to Certain Loan Covenants." The purpose of the Transaction is to apply the net proceeds of the Transaction to reduce the Company's indebtedness. See "Use Of Proceeds."

                                  RISK FACTORS


         An investment in the Rights and the New Preferred Stock, which is convertible into Class A Common Stock, involves various risks. Prospective purchasers should carefully consider the following information in conjunction with the other information appearing elsewhere in this Prospectus before making a decision to exercise the Rights.

Impact of the Transaction on Existings Shareholders

          The Subscription Price of the Rights was determined on April 3, 1998 as a result of arm's length negotiations between the Company and the New Investors and was approved by the Board of Directors of the Company, taking into account the financial position of the Company and the size of the Transaction. At the time the Subscription Price was approved by the Board of Directors, the Subscription Price was equal to approximately 70.59% of the then current market price of the Class A Common Stock. Although on the date of this Prospectus, the Subscription Price may be less than the market price of the Class A Common Stock, the Subscription Price may be less than or greater than the market price of the Class A Common Stock at any time prior to the Expiration Date (such period commencing on the date of this Prospectus and ending on the Expiration Date, the "Subscription Period"). The following table shows the high and low trading price for the Class A Common Stock for the six months immediately preceding the date of this Prospectus:

                  Market Price -- Nasdaq National Stock Market
                                        High           Low
                                        ----           ---
      January 1998                    $17.063        $16.750
      February 1998                   $16.500        $15.875
      March 1998                      $17.625        $15.750
      April 1998                      $17.125        $16.750
      May 1998                        $16.750        $15.625
      June 1998                       $16.375        $13.500

          The consummation of the Stock Purchase Agreement and the purchase of the Option Shares will decrease the existing shareholders' proportionate interests in the Company (assuming conversion of the New Preferred Stock into Class A Common Stock). Those shareholders who do not exercise their Rights will experience an even further dilution of their proportionate interests in the Company. If none of the Company's existing shareholders exercise their Rights, the New Investors will purchase up to 3.667 million shares of the New Preferred Stock which (assuming conversion of the New Preferred Stock into Class A Common Stock) will decrease the existing shareholders' proportionate interest in the Class A Common Stock by approximately 56.9%.

         The  purchase  price for the New  Preferred  Stock is $12.00  per share which is less than the market price and tangible book value of the Class A Common Stock. Accordingly, the Company's existing shareholders will suffer potential dilution to the market value and tangible book value per share of the Common Stock. See "--Subscription Price for Exercise of Rights; Market Conditions."

Industry Conditions and Price and Volume Fluctuations

         The Company's financial performance and growth are related to conditions in the food processing industry, primarily the vegetable processing industry. The United States vegetable processing industry is a mature industry with a relatively modest compounded annual growth rate of less than 1% from 1992 to 1996. The Company's net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available and to increase if less product is available. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, market prices can be affected by the planting, inventory level and individual pricing decisions of the three or four largest processors in the industry. Generally, market prices in the vegetable processing industry adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor's margins likely will weaken. The Company typically has experienced lower margins during times of industry oversupply.

          In the last three fiscal years, the vegetable processing industry has been characterized by excess capacity, with resulting pressure on the Company's prices and profit margins. In these years many of the Company's competitors have closed processing plants in response to the downward pressure on prices. There can be no assurance that the Company's margins will improve in response to favorable market conditions or that the Company will be able to operate profitably during depressed market conditions. See "--Losses Incurred in Fiscal Years 1998 and 1996" and "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 1998--Results of Operations."

Dependence on Alliance Agreement

          In connection with the acquisition by the Company of certain plants and other assets of the Green Giant Division of Pillsbury, the Company entered into the Alliance Agreement. Pursuant to the Alliance Agreement and related agreements, the Company processes and sells to Pillsbury or Pillsbury's designee, on a "cost plus" basis, cases of shelf-stable vegetables and processes or partially processes certain frozen vegetables and asparagus for Pillsbury or its designee.

         In a transaction concurrent with the Alliance Agreement, the Company acquired from Pillsbury a substantial percentage of the tangible production assets of Pillsbury's Green Giant brand of shelf-stable and frozen vegetable products, including six plants located in the midwestern and northwestern United States. Additional Green Giant production assets were acquired from Pillsbury subsequent to February 1995. All Green Giant plants referred to in this paragraph are collectively referred to as the "Alliance Plants". Five Green Giant production plants were retained by Pillsbury of which four have been closed. The total purchase price for the Alliance Plants was $93.7 million, in payment of which the Company initially paid Pillsbury $13.1 million in cash and issued to Pillsbury an 8% Secured Nonrecourse Subordinated Promissory Note due September 30, 2009 (the "Pillsbury Note") for the unpaid principal amount of $80,583,000. The Pillsbury Note requires the Company to pay annual installments of principal on each October 20 and a final major principal payment on September 30, 2009. Interest on the Pillsbury Note is required to be paid quarterly on each of the last days of March, June, September and December. As a result of Pillsbury's conversion of two annual principal installments totaling $6 million into Class A Common Stock, and the payment of an annual principal installment on the Pillsbury Note on October 20, 1997, the outstanding principal balance at March 31, 1998 was $71,583,000.

         Inasmuch as Pillsbury sold to the Company or closed substantially all of its Green Giant production facilities and hopes to benefit under the Alliance Agreement by paying lower product costs than it might otherwise incur, the Company, beginning in its fiscal year ended March 31, 1996, has been a major supplier of Pillsbury's Green Giant vegetable products. Green Giant products packed by the Company in the Company's fiscal years ended March 31, 1997 and March 31, 1998 constituted approximately 54% and 40%, respectively, of the Company's sales for such period. The Company expects that, in the foreseeable future while the Alliance Agreement remains in effect, Green Giant vegetables will be the largest single product line of the Company.

         The Alliance Agreement has an initial term ending December 31, 2014, and will be extended automatically for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement. Upon virtually all of the causes of termination enumerated in the Alliance Agreement, Pillsbury will acquire legal title to the Alliance Plants and certain of the other assets which the Company acquired from Pillsbury, and various financial adjustments between the parties will occur. If Pillsbury terminates the Alliance Agreement without cause, it must pay the Company a termination payment of $20 million. Pillsbury holds mortgage and security interests in the property transferred to the Company and any replacement property to enforce its rights under the Alliance Agreement and the Pillsbury Note. Pillsbury will look to that property, and not to the other property of the Company, to satisfy its claims under the Pillsbury Note (except for damages in particular circumstances, such as the Company's fraud or intentional misconduct, its failure to turn over insurance or condemnation proceeds of the secured property or to turn over the property as required by the Pillsbury Note or comply with the termination provisions of the Alliance Agreement or under certain provisions of the Bankruptcy Code). The Pillsbury Note has extensive provisions defining the remedies against the Company and the relative rights of Pillsbury and the Company's long-term insurance lenders and revolving credit bank lenders in certain circumstances such as default by the Company.

         The Company's sales and financial performance under the Alliance Agreement and its sales of Green Giant products depend to a significant extent on the Company's success in producing quality Green Giant vegetables at competitive costs and Pillsbury's success in marketing the products produced by the Company. The ability of Pillsbury to successfully market these products will depend upon Pillsbury's sales efforts, as well as the factors described above under "--Industry Conditions and Price and Volume Fluctuations." The Company cannot give assurance as to the volume of Pillsbury's sales and cannot control many of the key factors affecting that volume. The Alliance Agreement contains extensive covenants by the Company with respect to quality and delivery of products, maintenance of the Alliance Plants and other standards related to performance. If the Company were to fail in its performance of these covenants, Pillsbury would be entitled to terminate the Alliance Agreement.

          Termination of the Alliance Agreement will, in most cases, entitle the Company's principal lenders, including long-term insurance lenders and revolving credit bank lenders (and other lenders whose loan agreements incorporate the default provisions of the Company's revolving credit agreement), to declare a default under the Company's loan agreements with them. The principal lenders have a security interest in certain payments to be received by the Company from Pillsbury on termination of the Alliance Agreement from Pillsbury or other buyers of Green Giant inventory. Unless the Company were to enter into a new substantial supply relationship with Pillsbury or another major vegetable marketer and acquire substantial production capacity to replace the Alliance Plants, any such termination would substantially reduce the Company's sales. If termination were to occur while substantial indebtedness of the Company to its long-term insurance lenders and revolving credit bank lenders were outstanding, as is currently the case, a restructuring of the debt payment terms would likely be necessary to avoid a payment default in addition to the default by reason of the termination of the Alliance Agreement.

Losses Incurred in Fiscal Years 1998 and 1996

         Fiscal Year 1998. For the fiscal year ended March 31, 1998, the Company reported a net loss of $5,144,000 (loss of $0.87 per share) on sales of $703.2 million as compared to fiscal year 1997 in which the Company reported earnings of $7.5 million (earnings of $1.27 per share) on sales of $730.2 million.

         The major causes for the losses were:

     (1) Lower selling prices on vegetables due to an ongoing industry oversupply due in part to an above-budget pack for the second consecutive year. See "--Industry Conditions and Price and Volume Fluctuations."

     (2) Declines in apple product prices which were greater than the decline in apple product costs. See "--Trends Resulting in Fluctuating Prices in Apple Products."

     (3) Increased pressure on pricing for frozen apple concentrate as a result of the decline in consumption of frozen concentrates. See "--Trends Resulting in Fluctuating Prices in Apple Products."

         The losses in the 1998 fiscal year were attributable primarily to the continued oversupply conditions in the vegetable industry and the pressure on both vegetable and fruit product prices. The difficult competitive conditions required a more costly selling program than in the preceding year, further eroding margins.


     Fiscal Year 1996. The Company's fiscal year ended March 31, 1996, resulted in an after-tax loss of $10.147 million (loss of $1.81 per share ) for the Company. The major causes of the losses were:

                  (1) Reduced  production in the 1995 pack season,  particularly in the Company's Eastern Division vegetable plants. The Company experienced start-up problems during and after installation of new equipment and relocation and modification of existing Pillsbury equipment which was removed from closed Pillsbury plants and installed in the Company's plants. The Company made aggregate capital expenditures of approximately $68 million involving 37 separate projects to prepare for a larger volume pursuant to the Alliance Agreement. The magnitude of that capital program, which had to be completed in approximately six months' time to be ready for the 1995 pack season, exceeded any prior capital program by the Company within a comparable period of time. During the 1996 pack season (in fiscal year
         1997), the Eastern Division plants, which had generated the greatest problems in 1995, generally performed in accordance with the Company's expectations.

                  (2) During the summer of 1995, operations in the Eastern Division (New York plants) were adversely affected by the worst drought in New York in 20 years, which further reduced Eastern Division vegetable production.

The combination of these two factors resulted in a non-recurring charge of approximately $15.1 million, before income tax benefit, for the 1996 fiscal year.

         The 1996 fiscal year was the first year of operation under the Alliance Agreement. The Company did not receive orders from Pillsbury at the originally-anticipated levels because of the existence of substantial Green Giant vegetable inventories carried over from the prior year (pre-Alliance Agreement). Consequently, the Company substantially increased its finished inventory levels and had to defer the conversion of inventory to sales. This adversely affected the Company's cash flow and income and necessitated a modification of certain financial covenants in the Company's loan agreements with its revolving credit bank lenders and its long-term insurance lenders, as the Company could not have complied with the unmodified covenants.


Trends Resulting in Fluctuating Prices in Apple Products

         The Company has been the leader in U.S. sales of frozen concentrate apple juice in which its Seneca brand name has had strong consumer acceptance. However, total sales of all brands in this product category have declined at an annual rate of approximately 5% in recent years, as consumers have shown preference for the non-concentrate, ready-to-drink juice products. The Company expects this trend to continue. The Company's product is not the largest selling brand in the ready-to-drink category and competes with a number of well-established competitors with larger advertising budgets than the Company's. In fiscal year 1998, the Company expended approximately $3.2 million converting certain juice production lines to plastic bottles in its southwest and midwestern facilities. Competition from other drinks and juices and the limited amount of available shelf space at the retailer level is also limiting the overall sales of apple juice regardless of package type.

         A substantial portion of the Company's apple juice supply is purchased in the form of concentrate from world-wide sources. The cost of this commodity has fluctuated during the Company's existence. During the two-year period ended March 31, 1997, a shortage of apple juice concentrate increased the Company's total costs. In the Company's experience, raising prices to maintain profit margins on apple juice products has reduced consumer demand for the product, so that the Company's profit margin has eroded in periods of high supply costs. In the juice business, the apple industry is going through enormous structural changes with increasing quantities of apple concentrate being imported into the U.S. from overseas, primarily South America, China and Eastern Europe.
Therefore, the current cost of apple concentrate is lower than it had been in the period from 1995 to 1997, but the Company expects that, at some undetermined future date, the recent downward trend in costs will reverse itself. Furthermore, the import of large quantities of apple concentrate is impacting the amount of apples that the Company is processing at its plants located in Washington, New York and North Carolina. In the Company's four apple-pressing facilities, only one facility pressed any quantities of apples in the fiscal year ended March 31, 1998. While the imported concentrate lowers the cost of goods for products sold by the Company and its competitors, the Company, unlike several competitors, must absorb the overhead burden of its underutilized domestic facilities.


High Ratio of Debt to Equity

          The purchase of the Alliance Plants, the cost of the substantial capital improvements effected prior to the 1995 packing season and the significant increase in the Company's working capital requirements to produce and hold large inventories of products packed under the Alliance Agreement has resulted not only in substantially increased sales, but has also increased both Company debt and the ratio of Company debt to its assets. The following table illustrates the increased debt to equity ratio of the Company at the end of the fiscal years and periods listed below and on a pro forma basis (assuming a $44 million equity investment pursuant to the Transaction).


                                       Pro Forma
                                       March 31       March 31,          March 31,        March 31,       March 31,       July 31,
                                         1998           1998               1997             1996            1995            1994
                                       ---------      ---------          ---------        ---------       ---------       --------

Total outstanding debt (000 omitted)   $257,703        $301,703           $251,593         $340,264        $227,074        $59,425

Current ratio
  (current assets:current             2.60:1.00       1.79:1.00          2.78:1.00        1.59:1.00       3.30:1.00      2.28:1.00
liabilities)
Ratio of total assets to total        1.39:1.00       1.23:1.00          1.29:1.00        1.21:1.00       1.31:1.00      1.76:1.00
liabilities
Long-term debt/equity                   171%            256%               239%             249%            244%            58%
Total liabilities/equity                257%            433%               344%             476%            324%            131%


          The terms and conditions of the Company's revolving credit facility and the other indebtedness of the Company currently impose restrictions that restrict, among other things, the ability of the Company to incur debt, create liens, pay dividends, make acquisitions and make capital expenditures. Terms of the Company's indebtedness also require it to satisfy certain financial covenants on a quarterly basis. The ability of the Company to make cash payments to satisfy its indebtedness and to comply with such financial or similar covenants as may be contained in future agreements will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. The high debt to equity ratio of the Company could affect the Company in the following circumstances, among others: (i) limiting the Company's ability to withstand competitive pressures or a downturn in its business or in the economy; and (ii) impairing the Company's ability to obtain additional financing; and (iii) limiting the Company's flexibility to take advantage of market trends in the food processing industry. See "--Dependence on Alliance Agreement;" "--Losses Incurred in Fiscal Years 1998 and 1996."

Defaults as to Certain Loan Covenants

          The Company currently is in default of certain loan covenants with certain of its short-term and long-term lenders. As a remedy for default, each lender has the right to require the Company to immediately prepay all amounts owing to the lenders. The agent bank for the short-term lenders has indicated its intention to waive the Company's defaults subject to securing required consents from other participating banks. The long-term lenders have unconditionally waived the defaults as of March 31, 1998 and have amended (or in one instance agreed to amend) the covenants effective in fiscal year 1999 so as to conform to financial results which the Company believes to be achievable if it successfully executes its fiscal 1999 business plan. The Company can give no assurance that it will successfully execute the 1999 business plan.


Seasonality and Quarterly Fluctuations

         The Company's operations are affected by the growing cycles of the vegetables it processes. When the vegetables are ready to be picked, the Company must harvest and process the vegetables or forego the opportunity to process fresh picked vegetables for an entire year. Most of the Company's vegetables are grown by farmers under contract to the Company. Consequently, the Company must pay the contract grower for the vegetables even if the Company cannot or does not harvest or process them. Most of the Company's production occurs during the second quarter (July through September) of each fiscal year (due to the timing of crop production and climate conditions) and a majority of sales occur during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during the third and fourth quarters of each fiscal year have a significant impact on the Company's results of operations. Because of seasonal fluctuations, the results of any particular quarter will not necessarily be indicative of results for the full year or for future years.


Some Characteristics of the Competition

         All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. Some of the Company's major competitors in the vegetable business are Del Monte Corporation, Dean Foods and Chiquita Brands International. The Company also sells vegetable products which compete with Pillsbury products manufactured by the Company under the Alliance Agreement. The Company's competitors in the fruit juice and fruit products business include the Minute Maid division of Coca-Cola Company, the Mott's product line of Cadbury-Schweppes plc, Tropicana Products, Welch's, Ocean Spray, Tree Top and others.

         Welch's, Ocean Spray and Tree Top are cooperatives. They are able to obtain financing through cooperative banks, which generally provide financing at lower costs and on more favorable terms than non-cooperatives such as the Company are able to obtain from their lenders. Because cooperatives are owned by the growers, they are able to pay the growers last (i.e., after inventory has been sold) whereas the Company and other non-cooperatives are required to pay the growers first regardless of whether the inventory has been sold.

         All but one of the competitors specifically identified in the two preceding paragraphs have greater sales and assets than the Company.

         The   vegetable   business  in  the  last  three  years  has  undergone
consolidation as a result of adverse market conditions, and many smaller companies have been acquired by the Company or its competitors. Future acquisitions may increase the market strength of the Company's larger competitors.




Uncertain Market for the Rights and the New Preferred Stock

         The New Preferred Stock and the Rights will not be listed for trading. There can be no assurance that a market for the Rights will develop prior to their Expiration Date, which is 20 days after the date of this Prospectus, unless it is extended; nor is there assurance that a market for the New Preferred Stock will develop. If a market develops for the Rights or the New Preferred Stock, there is no assurance as to the price at which the Rights or New Preferred Stock will trade. Any market that may develop may be volatile and unreliable.

          Following the Expiration Date, a subscribing Rights Holder may or may not be able to sell shares of New Preferred Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. When made, the election of a Rights Holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Rights Holders may not be able to sell the New Preferred Stock that they have purchased in the Rights Offering. Certificates representing shares of the New Preferred Stock purchased pursuant to the Rights Offering will be delivered to subscribers as soon as practicable after the date of purchase thereof. No interest will be paid to Rights Holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of shares of New Preferred Stock to such holders.


Tax Consequences to Shareholders on Sale of Rights or New Preferred Stock

         When stock or stock rights are received in a non-taxable distribution as is the case with respect to the Rights received in the Rights Offering, certain restrictions may apply to a subsequent sale of the Rights or stock acquired on exercise of the Rights. If the rights or stock acquired is characterized, for federal income tax purposes, as being "stock other than common stock," then the amount realized from the sale of such stock or rights may, in whole or in part, be treated as ordinary income. The Company believes that, because the participation rights granted to holders of the New Preferred Stock permit full participation in corporate growth, the Rights and the New Preferred Stock should be treated as common stock for these purposes. There is no clear statutory definition of the term "stock other than common stock" however, and it is possible for the Internal Revenue Service (the "IRS") to challenge this position.

         Even if the Rights or the New Preferred Stock are classified as "stock other than common stock," there are several methods available to shareholders to avoid the adverse tax consequences arising from this designation. Ordinary income treatment will not apply on sale or other disposition of the Rights or the New Preferred Stock: (i) if the sale terminates the entire stock interest of the shareholder in the Company; (ii) if the New Preferred Stock is converted to Class A Common Stock and the sale is of the Class A Common Stock; (iii) in transactions where gain or loss to the shareholder is not recognized; or (iv) where it is established to the satisfaction of the Secretary of the Treasury that the transactions were not in pursuance of a plan having one of its principal purposes the avoidance of federal income tax. If the Rights and the New Preferred Stock are not treated as "stock other than common stock," or if one of the above exceptions apply, then a shareholder who sells the Rights or the New Preferred Stock will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights or the New Preferred Stock sold. Such gain or loss will generally be capital gain or loss, long or short-term, depending upon whether the shareholder has held the Rights or the New Preferred Stock for more than one year (for application of the maximum 28% federal mid-term rate) or for more than 18 months (for application of the maximum 20% federal long-term rate). Inasmuch as the Rights will have no value after the Expiration Date, sale of the Rights will necessarily have involved a short-term holding period.


Possible Adverse Future Accounting Effect on Earnings-Per-Share Allocable to Common Stock

         If, on issuance of the New Preferred Stock, its $12.00 per share stated value is less than the then-current market price of a share of Class A Common Stock into which it is convertible, the excess of that market price over $12.00 multiplied by the number of shares of New Preferred Stock issued (the "Aggregate Discount") will be treated under accounting rules applicable to the Company as analogous to a dividend with respect to the New Preferred Stock. For accounting purposes, the Aggregate Discount will be charged against earnings per share of the Company's Common Stock in the fiscal year ending March 31, 1999. The Company cannot predict the market price of the Class A Common Stock on the issuance of New Preferred Stock, and therefore it cannot now estimate whether an Aggregate Discount will exist or, if it does exist, the amount of the Aggregate Discount with respect to any assumed number of shares of New Preferred Stock to be issued in the Transaction.

          Solely as an example of the accounting effect, assuming that (1) the $13.50 reported closing price of Class A Common Stock on July 6, 1998 was also the price at the time of issuance of the New Preferred Stock and (2) 3,666,667 shares of New Preferred Stock were issued in the Transaction, the Aggregate Discount would be $5,500,001. This Aggregate Discount would reduce earnings per share (diluted) in the fiscal year ending March 31, 1999, by $0.57 per share (based upon 9,606,347 shares of the Company's Common Stock outstanding at July 6, 1998), thereby reducing per share earnings or increasing per share loss for the fiscal 1999 year.

Failure to Satisfy Closing Conditions to Stock Purchase Agreement

          The Rights Offering is not conditioned upon the closing of the Stock Purchase Agreement and, if the parties to the Stock Purchase Agreement fail to satisfy the conditions to Closing or otherwise terminate the Stock Purchase Agreement, the shareholders purchasing shares of New Preferred Stock will hold the shares of the New Preferred Stock they purchased for $12.00 per share, yet the New Investors will not have made their equity investment of $44 million. The Company's equity investment and ability to reduce its outstanding indebtedness will be substantially limited. See "High Ratio of Debt to Equity."

New Investors' Influence On the Company's Policies

          Assuming none of the Company's shareholders exercise the Rights, the New Investors will be entitled to purchase 3.667 million shares of New Preferred Stock pursuant to the Transaction, which if immediately converted into 3.667 million shares of Class A Common Stock, would give the New Investors ownership of 4.6% of the voting power of the Company. The combined voting power of the New Investors and the Related Marks Shareholders (as hereinafter defined) (assuming conversion of the New Preferred Stock into shares of Class A Common Stock and the exercise of their Rights by the Related Marks Shareholders) will be 19.3%.

         Even if the Transaction is not consummated, the New Investors will have the option to purchase 1,181,966 shares of New Preferred Stock which is immediately convertible into

1,181,966 shares of Class A Common Stock. Assuming such immediate conversion the combined voting power of the New Investors and the Related Marks Shareholders (as hereinafter defined) will be 19.6%.

         Certain provisions in the Stock Purchase Agreement, the Shareholders Agreement and the Certificate of Amendment provide other opportunities for the New Investors to exercise influence over the Company. One such provision requires that the size of the Company's Board of Directors be increased from seven to nine members and that the Investor Designees be elected to fill the newly created positions. Another provision assures that at least 22% of the membership of each committee of the Board of Directors shall consist of Investor Designees. The Investor Designees may be removed by the New Investors and the resulting vacancy shall be filled with persons designated by the New Investors. The New Investors' right to have its designees nominated to the Company's Board of Directors and serve on committees of the Board of Directors continues until such time as the New Investors, in the aggregate, own less than 10% of the outstanding Class A Common Stock (assuming conversion of all shares of New Preferred Stock into Class A Common Stock).

         Furthermore, the Charter will be amended to require that certain Major Corporate Actions (as hereinafter defined) including, but not limited to, certain sales of assets, mergers and change in accountants will require unanimous approval of the Company's Board of Directors. Therefore, any one director of the Company, including the Investor Designees, will have the ability to prohibit any of these major decisions from being approved. See "Description of the Transaction--The Charter Amendments" and "Description of New Preferred Stock--Special Voting Requirements."

Wolcott and Kayser Families' Influence on the Company's Policies

          In comparison to the voting power of the New Investors and the Related Marks Shareholders (as hereinafter defined), the members of the Wolcott and Kayser families, which have been identified in prior Company proxy statements and other Company documents as collectively in control of the Company, will continue to have 36.8% of the total voting power of all classes of outstanding stock of the Company after issuance of 3.667 million shares of New Preferred Stock and prior to any conversion of such shares into Class A Common Stock. Assuming that (1) the New Investors acquire the maximum number of shares which they can acquire in the Transaction and the Related Marks Shareholders exercise all Rights distributed to them as current shareholders, (2) the New Investors and Related Marks Shareholders (as hereinafter defined) convert all shares of New Preferred Stock acquired by them into shares of Class A Common Stock and except for that conversion, neither reduce nor increase their aggregate holdings of Company voting stock, (3) the Wolcott and Kayser families neither reduce nor increase their aggregate holdings of Company voting stock after the Transaction and (4) the Company issues no more shares of voting stock after the Transaction except in conversion of New Preferred Stock, the aggregate voting power in the election of directors of the New Investors and Related Marks Shareholders will be 22.6% and, of the Wolcott and Kayser families, will be 39.1%. The Company cannot predict whether any assumption stated in the preceding sentence will be correct or, if correct, will occur within any definite future period; from time to time, the Company will be obligated to issue additional shares of Class B Common Stock to satisfy certain Company contribution requirements under its existing Employees Savings Plan, but these issuances are not expected to effect in any material way the allocation of voting power.

The Shares of Class A Common Stock Have Low Voting Power

          Each share of Class A Common Stock (into which the New Preferred Stock is convertible) has one-twentieth (1/20) of one vote on all matters requiring a shareholder vote, while each share of Class B Common Stock, as well as each share of the Company's outstanding preferred stock has one vote (other than the New Preferred Stock which have no votes and the Six Percent (6%) Cumulative Voting Preferred Stock which are only entitled to vote with respect to the election of directors). In the election of directors and other matters which are not subject to a class vote, holders of Class A Common Stock have substantially less voting power than holders of Class B Common Stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Voting."



Concentration of Voting Power

          As of the date of this Prospectus, the families of Arthur S. Wolcott and Kraig H. Kayser (the "Wolcott and Kayser Families" and "Wolcott or Kayser Families") collectively exercise approximately 41.1% of the total voting power of the Company. The capital structure and the concentrated ownership of the Wolcott and Kayser Families in the Class B Common Stock and the Company's preferred stock are likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over then-current market price of a target company's stock or other takeover proposal or proxy contest which could remove directors if the Wolcott and Kayser Families are opposed to such offer or proposal.

          As set forth (with relevant assumptions) under "--New Investors' Influence on the Company's Policies" and "--Wolcott and Kayser Families' Influence on the Company's Policies," after consummation of the Transaction, the Wolcott and Kayser families will control approximately ___% to ___% of the total shareholder vote and the New Investors and their Related Marks Shareholders (as hereinafter defined) will control approximately ___% to ___% of such vote.

         In the election of directors and other matters which are not subject to a class vote, holders of Class A Common Stock have substantially less voting power than holders of Class B Common Stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Voting."


Certain Anti-Takeover Provisions

         Certain provisions of the Alliance Agreement and the Company's credit facilities, the Company's Charter, and the Company's Bylaws, as amended (the "Bylaws"), could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company. The Bylaws and Charter provide, among other things, for staggered board of directors' terms. See "Description of Capital Stock--Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions." The Alliance Agreement states that it may be terminated by Pillsbury if any person acquires 30% or more of the combined voting power of the Company's then outstanding voting securities, or the shareholders of the Company approve certain specified business transactions. The Company's long-term credit facility provides that certain lenders may require the Company to prepay certain of its indebtedness if
(i) any person or group (other than the Wolcott or Kayser Families) acquires shares of the Company representing 50% or more of the total number of votes which the Company's shareholders shall be entitled to cast; or (ii) the Wolcott and Kayser Families shall cease to own, directly or indirectly, at least 25% of the Company. The Company's revolving credit facility provides that an event of default occurs if (i) any person or group, other than the Wolcott or Kayser Families, acquires capital stock possessing either 30% or more of the total number of votes which the Company's shareholders shall be entitled to cast or the right to elect 30% or more of the Company's Board of Directors; or (ii) during any period of 12 consecutive months, the individuals who at the beginning of such 12 month period were directors of the Company cease for any reason to constitute a majority of the Board of Directors of the Company.


No Dividends

         The terms of the New Preferred Stock provide for dividends per share equal to the dividends per share paid on Class A Common Stock. The Company historically has not declared or paid any cash dividends on its shares of Common Stock and does not anticipate paying such dividends in the foreseeable future. Furthermore, the Company's multi-year credit facilities restrict, and future credit agreements may restrict, the payment of dividends on Common Stock without lender permission. See "--High Ratio of Debt to Equity."


Dependence on Key Personnel

         The Company's success is dependent to a great extent on its current management team and other key personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company does not maintain key person life insurance policies on any of its executive officers.


Regulation

         United States and foreign governmental laws, regulations and policies directly affect the agricultural industry and the vegetable processing industry. The Company is subject to regulation by the Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency and various state agencies with respect to the production, packaging, labeling and distribution of its food products. In addition, the disposal of solid and liquid vegetable waste material resulting from the preparation and processing of foods is subject to various federal, state and local laws and regulations relating to the protection of the environment. In some international markets, there are regulations and policies designed to discourage the importation of agricultural commodities. The application or modification of existing, or the adoption of new, laws, regulations or policies could have an adverse effect on the Company's business and results of operations.


Forward-Looking Statements

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus contains or will contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include information relating to the effect of amendments to and dependence on the Alliance Agreement, reduction or mitigation of debt to equity ratio, industry conditions, losses incurred in the fiscal years ended March 31, 1998 and 1996, fluctuating apple concentrate prices, impact of the Transaction on the

Company's shareholders, market for the Rights and the New Preferred Stock, tax consequences, future capital expenditures, business development activities, financing sources and availability and the effects of regulations (including environmental regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting the food processing industry, risks relating to the dependence on certain contractual arrangements (including the Alliance Agreement) and risks relating to seasonal fluctuations.

                         DESCRIPTION OF THE TRANSACTION

The Stock Purchase Agreement

          General. The Board of Directors of the Company has approved the Stock Purchase Agreement, dated as of June 22, 1998, by and among the Company and the New Investors. The discussion and description of the material terms of the Stock Purchase Agreement in this Prospectus are subject to and qualified in their entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Appendix A and which is incorporated herein by this reference.

          Pursuant to the Stock Purchase Agreement, and subject to the approval of the Rights Offering and related proposals by the shareholders of the Company the Company will receive an equity investment in the amount of between $44 million and $50 million. First, 1.167 million shares of New Preferred Stock will be issued and sold by the Company to the New Investors in exchange for $14 million, or $12.00 per share. Second, the Stock Purchase Agreement provides for a $36 million Rights Offering for shares of the New Preferred Stock to the holders of the Company's Common Stock. The purchase price for the shares of New Preferred Stock to be purchased by the New Investors or holders of Rights in the Rights Offering will be $12.00 per share. The New Investors have agreed to act as standby purchasers of shares of New Preferred Stock not purchased by the Company's shareholders in the Rights Offering (up to a maximum of 2.5 million shares, or $30 million).

          Representations and Warranties. The Stock Purchase Agreement contains customary representations and warranties of the Company relating to, among other things: (i) due organization of the Company and similar corporate matters; (ii) corporate power and authority to execute and deliver and perform its obligations under the Stock Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement (as hereinafter defined) and the Rights; (iii) nonexistence of certain material transactions with any shareholder, director, officer, employee or affiliate of the Company; (iv) the absence of certain contraventions, conflicts, and breaches arising out of the execution, delivery and performance of the Stock Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Rights and the Certificate of Amendment (collectively, the "Transaction Documents"); (v) consents, approvals, authorizations, orders, registrations, filings or qualifications necessary for the execution, delivery and performance of the Transaction Documents; (vi) capital structure of the Company; (vii) nonexistence of a shareholders' rights plan, poison pill or similar arrangement; (viii) nonexistence of certain registration rights inconsistent with those granted to the New Investors in the Registration Rights Agreement; (ix) subsidiaries of the Company; (x) delivery and accuracy of certain documents filed with the Commission; (xi) preparation and delivery of certain financial statements of the Company; (xii) absence of certain violations or defaults of the Company and its subsidiaries; (xiii) licenses and permits;
(xiv) sufficient title to all material properties owned by the Company or its subsidiaries that are necessary for the conduct of the business of the Company and its subsidiaries; (xv) the Company's intellectual property, environmental matters, litigation, tax, labor, and employee benefits, status of material adverse events since March 31, 1997, contingent liabilities and absence of finder's fees, (xvi) the Company not being an "investment company" within the meaning of the Investment Company Act of 1940, as amended; (xvii) exemption of the issuance of the New Preferred Stock, Class A Common Stock and the Rights from registration under the Securities Act; (xviii) use of proceeds; and (xix) to the Company's knowledge, full disclosure by the Company in the Stock Purchase Agreement, the Company's disclosure letter prepared in connection with the Stock Purchase Agreement, documents filed with the Commission or other documents delivered by the Company to the New Investors.

         The Stock Purchase Agreement contains customary representations and warranties of the New Investors relating to, among other things: (i) due organization and other corporate and partnership matters; (ii) power and authority to enter into the Stock Purchase Agreement,

Shareholders Agreement and Registration Rights Agreement; (iii) the absence of certain contraventions, conflicts or breaches arising out of the execution, delivery and performance of the Stock Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement; (iv) consents, approvals, authorizations, orders, registrations, filings or qualifications; (v) the acquisition of the New Preferred Stock and Class A Common Stock by the New Investors for their own account and for investment purposes and with no intention of distributing or reselling the New Preferred Stock and the Class A Common Stock in any transaction that would be in violation of the Securities Act or the securities laws of any state; (vi) third party agreements; (vii) finder's fees; (viii) ownership of common stock by the New Investors; and (ix) full disclosure by the New Investors in connection with this Registration Statement and the proxy statement to be filed by the Company in connection with the 1998 Annual Meeting of its Shareholders at which the Transaction will be voted upon.

         The representations, warranties and covenants contained in the Stock Purchase Agreement survive the execution and delivery and the closing thereof (the "Closing") for three years after the date of closing (the "Closing Date"); provided, however, that the representations and warranties regarding corporate existence, power and authority, capitalization of the Company, environmental matters, tax matters and employee benefits matters shall survive for an indefinite time period.

          Closing Conditions. The obligations of the New Investors are subject to satisfaction of the following conditions, among others, at or prior to the Closing (unless waived): (i) the Company and certain of its substantial shareholders shall have complied with and performed in all material respects the terms, covenants and conditions of the Stock Purchase Agreement and the representations and warranties made therein by the Company will be true and correct at and as of the Closing; (ii) the shareholders shall have approved the Transaction (although an affirmative vote on the Transaction by a shareholder does not obligate that shareholder to exercise the Rights or purchase shares of
     ---
New Preferred Stock received in the Rights Offering); (iii) this Registration Statement shall become effective; (iv) the shareholders entitled to vote thereon shall have approved the Certificate of Amendment, such amendment shall have been filed with the Secretary of State of the State of New York (the "Secretary of State") and such amendment shall be in full force and effect; (v) the Board of Directors shall increase the size of the Board of Directors from seven to nine members and shall elect two new members designated by the New Investors to fill the newly created positions; (vi) all necessary consents shall have been obtained including any required consents and waivers from the Company's short and long-term lenders; (vii) no event or events shall have occurred after March 31, 1997 that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business of the Company;
(viii) the Class A Common Stock issuable upon conversion of the New Preferred Stock (the "Conversion Shares") shall have been approved for listing, subject to notice of issuance, on the Nasdaq National Stock Market; (ix) the five consecutive trading day average of the closing price of the Class A Common Stock (as reported in the Wall Street Journal) for any five consecutive trading day period after June 22, 1998 shall not be $12.00 per share or lower; (x) the Company shall have furnished to the New Investors the opinion of its legal counsel, Jaeckle Fleischmann & Mugel, LLP; (xi) the Board of Directors shall have taken all necessary action to unconditionally exempt the Transaction and any future transactions between the Company and the New Investors (and their "affiliates" or "associates" as defined in Section 912 of the BCL) from the provisions of such Section 912 of the BCL;

(xii) the New Investors shall have received a certificate of an officer of the Company certifying that the closing conditions have been satisfied; (xiii) the New Investors shall have received a certificate signed by the Secretary of the Company certifying the truth and correctness of certain documents; (xiv) there shall be no judgment, injunction, order or decree enjoining the Company or the New Investors from consummating the transactions contemplated by the Stock Purchase Agreement; and (xv) no person or group shall have acquired 25% or more of the voting power of the Company.

         The obligations of the Company to consummate the Transaction are subject to satisfaction of the following conditions, among others, at or prior to the Closing (unless waived): (i) the New Investors will have complied with and  performed  in  all  material  respects  all  of the  terms,  covenants  and conditions of the Stock Purchase Agreement and the representations and warranties made therein by the New Investors as of the date of the execution of the Stock Purchase Agreement will be true and correct as of the Closing; (ii) the shareholders of the Company will have approved the Transaction and the Certificate of Amendment; (iii) all consents, approvals, authorizations, orders, registrations, filings and qualifications will have been obtained; (iv) all applicable waiting periods under the Hart-Scott-Rodino Act shall have expired or been terminated; (v) the Conversion Shares shall have been approved for listing, subject to notice of issuance, on the Nasdaq National Stock Market; and (vi) there will be no judgment, injunction, order or decree enjoining the Company or the New Investors from consummating the transactions contemplated by the Stock Purchase Agreement. The provisions of the Stock Purchase Agreement may be modified or amended, and waivers and consents given by written instrument executed and delivered by the Company and the New Investors.

         Pre-Closing Covenants. The Company has agreed that it: (i) will cause a meeting of its shareholders to be duly called and held as soon as practicable;
(ii) will offer to holders of its Common Stock of record on the Record Date the right to purchase shares of New Preferred Stock for $12.00 per share on the basis of one-half of a right to purchase one share of New Preferred Stock for every share of Common Stock held; (iii) will promptly prepare and file this Registration Statement; (iv) will conduct business in the ordinary course and use its best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of the present directors, officers, and key employees; (v) will grant to each New Investor the right to purchase the Option Shares prior to Closing; and (vi) will afford the New Investors and their representatives reasonable access to the Company's properties, books, contracts, records, personnel and advisors.

         The Company and the New Investors mutually have agreed that (i) the Company and the New Investors shall act with good faith towards, and shall use their best efforts to consummate, the transactions contemplated by the Stock Purchase Agreement, and neither the Company nor the New Investors will take any action that would prohibit or impair their ability to consummate the Transaction; (ii) the Company and the New Investors will make all filings required (if any) and furnish all information required with respect to the Transaction by the Hart-Scott-Rodino Act; and (iii) neither the Company nor the New Investors will, without the consent of the other, make any public announcement or issue any press release with respect to the Transaction.

         Purchase of the Option Shares. Pursuant to the terms of the Stock Purchase Agreement the New Investors have the option to purchase the Option Shares for $12.00 per share prior to the Rights Offering and prior to the closing of the Transaction. The number of shares to be purchased by the New Investors under the Stock Purchase Agreement shall be reduced automatically by an amount equal to the number of Option Shares purchased. The New Investors have the right to purchase the Option Shares even if shareholder approval of the Rights Offering and related proposals does not occur and the conditions to closing set forth above are not satisfied. The New Investors may elect to purchase the Option Shares by providing written notice to the Company setting forth the aggregate number of Option Shares to be purchased and the date of such purchase (which must be prior to the Closing and no earlier than 15 business days after the date of such notice). The New Investors' right to purchase the Option Shares shall expire immediately prior to the closing of the Transaction.

         Indemnification. The Company has agreed to indemnify and hold harmless the New Investors, their partners, stockholders and affiliates and the officers, directors, agents, employees, subsidiaries, partners, advisors, representatives and controlling persons of each of the foregoing (each, the "Indemnified Party") to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel) or other liabilities (collectively, the "Liabilities") resulting from any legal, administrative or other action brought by any person or entity, proceedings or investigations (whether formal or informal), or written threats thereof, based upon, relating to or arising out of the Stock Purchase Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, the Company shall not be required to indemnify an Indemnified Party to the extent (i) that it is finally judicially determined that such Liabilities resulted primarily from the willful malfeasance of such Indemnified Party or
(ii) of any Liability arising out of the failure to make any filings under the Hart-Scott-Rodino Act. If any such indemnification is unenforceable for any reason (other than the immediately preceding sentence), the Company shall make the maximum contribution to the payment and satisfaction of such indemnified Liabilities that shall be permissible under applicable laws.

         Termination. The Stock Purchase Agreement may be terminated at any time prior to the Closing: (i) by the New Investors if: (a) the Board of Directors determines not to give, withdraws, modifies or changes its approval or recommendation of the sale of the New Preferred Stock to the New Investors, (b) a person or group acquires 25% or more of the voting power of the Company, (c) the Company's shareholders fail to approve the sale of the shares of New Preferred Stock to the New Investors, (d) there has been a material breach of any representation, warranty, covenant or agreement of the Company which breach is incurable or has not been cured by the Company within thirty days after written notice from the New Investors, or (e) if any one or more of the conditions to the obligation of the New Investors to close has not been fulfilled as of the closing date; (ii) by the Company if: (a) there has been a material breach of any representation, warranty, covenant or agreement of the New Investors which breach is incurable or has not been cured by the New Investors within thirty days after written notice from the Company, or (b) any one or more of the conditions to the obligation of the Company to close has not been fulfilled as of the closing date; (iii) by the Company or the New Investors if: (a) the Closing shall not have occurred on or before October 30, 1998; provided, however, that the right to terminate under this clause shall not be available to any party whose failure to fulfill any obligation under the Stock Purchase Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, or (b) any judgment, injunction, order or decree enjoining the Company or the New Investors from consummating the transactions contemplated by the Stock Purchase Agreement is entered and such judgment, injunction, order or decree becomes final and nonappealable; provided, however, that the party seeking to terminate the Stock Purchase Agreement must use all reasonable efforts to remove such judgment, injunction, order or decree; or (iv) by mutual written consent of the Company and the New Investors.

         Expenses. Except as otherwise provided in the Registration Rights Agreement, each party to the Stock Purchase Agreement shall bear their own expenses arising out of the drafting, negotiation and execution of the Stock Purchase Agreement, the Shareholders Agreement, this Registration Statement, the Registration Rights Agreement and the transactions contemplated herein and therein.

     Waiver. Performance of the representations, warranties and covenants contained in the Stock Purchase Agreement may be waived by written instrument executed and delivered by the Company and the New Investors.

Shareholders Agreement

          The following discussion describes the Shareholders Agreement dated as of June 22, 1998 by and among the Company, the New Investors, CMCO, Inc., Edwin
S. Marks, Marjorie Boas and Nancy Marks (CMCO, Inc., Edwin S. Marks, Marjorie Boas and Nancy Marks collectively are referred to as the "Related Marks
Shareholders"), Arthur S. Wolcott (Chairman of the Board of the Company)(individually and as a trustee), Audrey S. Wolcott (as trustee), Susan
W. Stuart (a director of the Company)(individually and as a trustee of Alexius Lyle Wadell and Kyle Aaron Wadell), Donald Stuart, Kraig H. Kayser (President, Chief Executive Officer and a director of the Company)(individually and as a trustee for certain Kayser family trusts), Kurt C. Kayser, Karl E. Kayser,
Marilyn W. Kayser, Robert Oppenheimer (as trustee of certain Kayser family trusts), Mark S. Wolcott (individually and as a trustee for Erin Lorraine Wolcott and Cassandra Jean Wolcott), Kari R. Wolcott, Bruce S. Wolcott (individually and as a trustee for Kaitlin Kerr Wolcott, Michael Stanton Wolcott and Paige Strode Wolcott), Constance Wolcott, Aaron Wadell and Grace W. Wadell (individually and as trustee for Sara Elizabeth Stuart, Jennifer Grace Stuart and Donald Arthur Stuart). A copy of the Shareholders Agreement is attached hereto as Appendix B. This discussion is qualified in its entirety by the more detailed provisions contained in the Shareholders Agreement.

          The Shareholders Agreement places certain limitations and restrictions on the Existing Shareholders' ability to sell or otherwise transfer shares of the Company's capital stock owned by each of them and also prohibits the Existing Shareholders from participating in the Rights Offering. Additionally, following a two year restricted period, if an Existing Shareholder intends to sell any securities to a third party, the New Investors and the Related Marks Shareholders are granted the right to have their shares included in such sale.

          The Shareholders Agreement also provides the New Investors and the Related Marks Shareholders with the right (subject to certain limitations), in the event the Company issues any voting securities, to purchase a certain percentage of any new issuance to maintain their percentage ownership in the Company. To the extent an individual New Investor does not purchase its respective percentage of the new issuance, the remaining New Investors are granted the right to purchase such percentage.

         The Shareholders Agreement requires that the Company's Board of Directors be increased from seven to nine members and that two individuals chosen by the New Investors be elected to fill such vacancies. The Shareholders Agreement also provides for the Investor

Designees to constitute at least 22% of the members on any committee of the Board. The presence of the Investor Designees on the Board and committees thereof will give the New Investors increased representation on the Board and greater ability to direct the management of the Company. See "Risk Factors--New Investors' Influence on the Company's Policies."


Registration Rights Agreement

          General. None of the shares of New Preferred Stock to be issued to the New Investors under the Stock Purchase Agreement have been registered with the Commission under the Securities Act or with any state or other jurisdiction under any of their registration or qualification laws. The securities to be issued to the New Investors will contain a legend indicating that they may not be resold unless they are registered with the Commission or are resold pursuant to an exemption from such registration. Also, the New Investors may be deemed to be affiliates of the Company as a result of the percentage of stock they own. If the New Investors are affiliates of the Company, any securities of the Company that they own may be considered to be control shares and could be resold only
(i) pursuant to a registration statement filed with the Commission; (ii) pursuant to Rule 144 of the Securities Act which limits the time, volume and manner of any resales; or (iii) pursuant to another exemption from the registration requirements of the Securities Act. Because of these restrictions, the Company has granted the New Investors certain rights relating to the resale of the securities.

          Concurrently with the execution of the Stock Purchase Agreement and the Shareholders Agreement, the Company, the New Investors, and the Related Marks Shareholders entered into a Registration Rights Agreement dated as of June 22, 1998 (a copy of which is attached hereto as Appendix C) (the "Registration Rights Agreement"). The Registration Rights Agreement provides that at any time after the first anniversary of the Closing, upon the written request of one or more holders (the "Initiating Holders") of 10% or more of (i) the shares of the New Preferred Stock purchased by the New Investors under the Stock Purchase Agreement (including the Options Shares); (ii) the Conversion Shares; (iii) any other shares of Common Stock or securities entitled to vote generally in the election of directors ("Voting Securities") or stock convertible into Voting Securities of the Company beneficially owned by any New Investor or Related Marks Shareholder and (iv) any securities of the Company issued or issuable with respect to any of the foregoing by way of a dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, consolidation, reconstitution or other reorganization or otherwise ("Registrable Securities"), the Company shall effect the registration of such Initiating Holders' Registrable Securities ("Demand Registration Rights"). Upon receipt of such demand, the Company will promptly give written notice to all registered holders of Registrable Securities and the Company shall use its best efforts to effect, at the earliest possible date, the registration under the Securities Act of: (i) the Registrable Securities which the Company has been requested to register by the Initiating Holders and (ii) all other Registrable Securities which the Company has been requested to register by the holders thereof. The Initiating Holders and those holders requesting registration after receipt of such notice collectively are referred to as the "Selling Holders." Whenever the Company shall effect a registration statement pursuant to the Demand Registration Rights no securities other than Registrable Securities shall be included among the securities covered by such registration unless the holders of not less than 66-2/3% of all Registrable Securities to be covered by such registration (assuming conversion of any Registrable Securities that are Class B Common Stock into Class A Common Stock) shall have consented in writing to the inclusion of such other securities. In addition to the Demand Registration Rights, the New Investors also have so-called "piggy-back" rights. If the Company at any time proposes to register any of its Common Stock or any other class of Registrable Securities or any securities convertible into or exchangeable for any of such securities on any form other than Forms S-4 or S-8, the New Investors will have the option of including any or all of the Registrable Securities in such registration.

         The Company's obligations to effect the registration of the Registrable Securities is limited so that in no event will the Company be required to: (i) effect a registration within the six-month period occurring immediately subsequent to the effectiveness of a registration statement filed under the Demand Registration Rights unless a majority of Disinterested Directors (as defined in the Registration Rights Agreement) determines that effecting a second registration within the six-month period would not have a material adverse effect on the market price of the Common Stock or (ii) effect a registration with respect to any class of Registrable Securities pursuant to the Demand Registration Rights covering less than such number of Registrable Securities having an estimated Market Price (as defined in the Registration Rights Agreement) at the time of such request of at least $5 million.

         Expenses. In connection with registrations pursuant to the Demand Registration Rights, the Selling Holders will pay the following registration expenses which will be allocated pro rata based on the number and type of Registrable Securities included in the registration statement: all registration and filing fees with the Commission, all filing fees of the National Association of Securities Dealers, Inc., and all filing fees to comply with securities or blue sky laws which relate solely to such Registrable Securities (the "Fee Expenses"), all reasonable printing, messenger and delivery expenses incurred in such registration, the reasonable fees and disbursements of counsel for the Company and of its independent public accountants incurred in such registration and the reasonable fees and expenses of one counsel to the Selling Holders incurred in such registration (the "Registration Expenses"). The Company will pay all other fees and expenses. If the registration is withdrawn under certain circumstances, the Company would also be required to pay the Registration Expenses. Also, if any registration statement filed pursuant to the Demand Registration Rights includes securities other than Registrable Securities then the Company shall pay all Registration Expenses and incidental expenses and the Selling Holders shall pay the Fee Expenses. If a registration is effected pursuant to the New Investors "piggy back" rights, then the Company will pay the Registration Expenses and the Selling Holders will pay all Fee Expenses.

         Indemnification. The Company has agreed to indemnify and hold harmless each seller of any Registrable Securities and each other person who participates as an underwriter in the offering or sale of such securities and each other person who controls such seller or underwriter and their respective directors, officers, partners, agents and affiliates against any losses, claims, damages or liabilities, joint or several (collectively, "Losses"), to which such person may become subject under the Securities Act insofar as such Losses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in a registration statement.

         As a condition to including any Registrable Securities in any registration statement, the Company shall have received a satisfactory undertaking from the prospective seller to indemnify and hold harmless the Company and each director, officer and underwriter of the Company and each person who controls any of the foregoing, from any statement or alleged statement in or omission or alleged omission from such registration statement, if such statements or omissions were made in reliance upon and in conformity with written information furnished to the Company by such seller specifically for use in the registration statement. This indemnification is limited to the amount of proceeds received by such indemnifying party in the offering giving rise to such liability.

The Rights

         General. The Company is distributing the Rights, at no cost, to the Rights Holders. The Company will distribute one-half of a Right for each share of Common Stock held of record on the Record Date. Upon surrender of a whole Right and upon payment of the Subscription Price, the Rights Holder will be entitled to receive one share of New Preferred Stock. The Rights will be evidenced by transferable Subscription Certificates. No fractional shares of New Preferred Stock will be issued or paid and the number of shares of New Preferred Stock distributed upon surrender of the Subscription Certificates will be rounded up to the nearest whole number.

          Expiration Date of the Subscription Period. The Rights will expire at 5:00 p.m., Eastern Daylight Time, on _________, 1998 (the "Expiration Date"). After the Expiration Date, unexercised Rights will be null and void (the "Expired Rights"). Failure to pay the Subscription Price on or before the Expiration Date will lead to the expiration of the Rights. After the expiration of the Rights on the Expiration Date, the New Investors shall purchase all shares of New Preferred Stock represented by the Expired Rights (up to a maximum of 2.5 million shares).

         ONCE A HOLDER OF RIGHTS HAS EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

         Transferability of Rights. Rights may be purchased or sold through usual investment channels, including banks and brokers commencing on the first day of the Subscription Period. See "Risk Factors--Uncertain Market for the Rights and the New Preferred Stock." The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the instructions accompanying the Subscription Certificate. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights Holder or, if the Rights Holder so instructs, to an additional transferee.

         The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the subscription privilege may be effected through, the facilities of the Depository Trust Company. The Rights may not be exercised by any person, and neither this Prospectus nor any Subscription Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of New Preferred Stock or Class A Common Stock in any jurisdiction in which such transactions would be unlawful. The Company believes that any action required to be taken by the Company has been taken in all jurisdictions of the United States to permit exercise of the Rights and purchases of New Preferred Stock and Class A Common Stock (upon conversion of the New Preferred Stock) by the New Investors and the Rights Holders. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights, the New Preferred Stock or the Class A Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any Rights Holders outside the United States, and the Company may also reject subscriptions from Rights Holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such Rights Holders, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.


The Charter Amendments

          In connection with the Transaction, the Company will file a Certificate of Amendment which will: (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of shares of its Preferred Stock, With $0.025 Par Value Per Share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) create a new series of Preferred Stock, With $0.025 Par Value Per Share, Class A to be designated as Convertible Participating Preferred Stock, $12.00 stated value per share, convertible immediately into Class A Common Stock of the Company; (iv) pursuant to Section 709 of the BCL require that certain actions be approved by the unanimous vote of all members of the Company's Board of Directors; and (v) amend Article 4, paragraph (a)(C) to state that the acquisition by the New Investors of the Conversion Shares were deemed made for a fair price thereby removing the acquistion by the New Investors from operation of the Class A Special Rights (as hereinafter defined) provisions. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Class A Special Rights."

          The amendments listed in subparagraphs (ii) and (iii) above are necessary to consummate the Transaction. By increasing the number of authorized shares of Class A Common Stock, as set forth in subparagraph (i) above, the Company will be able to issue the Conversion Shares and will still have enough authorized but unissued shares for use in other transactions (i.e., public and private offerings and acquisitions using capital stock of the Company as consideration).

          The Charter, after filing of the Certificate of Amendment, in accordance with Section 709 of the BCL, will require unanimous approval of the Company's Board of Directors (except for directors who choose to abstain) for the following actions: (i) any amendment or modification to the Company's Charter or Bylaws; (ii) any business combination; (iii) any sale or transfer of all or substantially all of the assets of the Company; (iv) any issuance of securities (except for (a) stock buybacks not to exceed $100,000 in any one transaction or $1 million in the aggregate or (b) issuances of Class A Common Stock pursuant to the Seneca Foods Corporation Employees' Savings Plan); (v) any single acquisition or disposition or series of related acquisitions or dispositions of assets involving gross consideration in excess of $15 million;
(vi) any change in the Company's line of business except for changes in or dispositions of existing businesses or acquisitions of new lines of business that do not exceed 2% of the consolidated net sales of the Company in such business; (vii) any change in the Company's certified public accountants; (viii) the settlement of any litigation involving the payment by the Company of an aggregate amount greater than 5% of the Company's Adjusted Tangible Net Worth (as hereinafter defined) or involving the consent to any injunctive or similar relief; or (ix) the commencement by the Company of proceedings relating to bankruptcy, insolvency, reorganization or relief of debtors (the "Major Corporate Actions"). The failure to obtain the affirmative vote of each of the Company's directors upon consideration of any of the above Major Corporate Actions would mean that the Company could not take such action. "Adjusted Tangible Net Worth" shall mean (i) the net book value (after deducting related depreciation, obsolescence, amortization, valuation and other proper reserves, which reserves will be determined in accordance with generally accepted accounting principles) at which certain assets of the Company are shown on the latest available consolidated balance sheet of the Company on such date minus (ii) the amount at which the Company's liabilities are shown on such consolidated balance sheet (including as liabilities all reserves for contingencies and other potential liabilities as shown on such consolidated balance sheet).

          The amendments to Article 4, paragraph (a)(C) of the Charter were required by the New Investors as a condition to the consummation of the Transaction. The Company's Charter contains a two-pronged "Class A Special Rights" provision which ensures that holders of Class A Common Stock will not be unfairly treated in the event that a person attempts to gain control of the Company. First, the Class A Special Rights seek to prevent a person who acquires more than 15% of the outstanding Class B Common Stock after August 5, 1995 from gaining control of the Company by buying Class B Common Stock without buying Class A Common Stock. Solely as an example, if a person acquires 20% of the Class B Common Stock after August 5, 1995 but acquires no Class A Common Stock, that person would be unable to vote the 5% of the Class B Common in excess of the 15% threshold. The second prong of the Class A Special Rights is an "Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of the Company from paying a discounted price for the Class A Common Stock required to be purchased by the acquiring person under the first prong discussed above. Under the proposed Charter Amendment, the acquisition of the Conversion Shares by the New Investors under the Stock Purchase Agreement and pursuant to their commitment as standby purchasers in the Rights Offering will be deemed to have been acquired for an "equitable price" thereby offsetting any purchases of Class B Common Stock made by the New Investors after August 5, 1995. The New Investors do not currently own any shares of Class B Common Stock.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING TO CERTAIN OF THE COMPANY'S SHAREHOLDERS AND DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH
SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

          The following discussion is a general summary of the material United States federal income tax consequences of the receipt, transfer, exercise and lapse of the Rights to the Company's shareholders that receive the Rights in the Rights Offering. The discussion does not address all aspects of federal income taxation that may be applicable to the Company's shareholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences to the Company's shareholders that are subject to special federal income tax treatment, including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold their New Preferred Stock as part of a "straddle," "hedge" or "conversion transaction." In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to federal income tax. As a result, each of the Company's shareholders should consult his or her own tax advisor to determine the specific tax consequences to such shareholder of the receipt, transfer, exercise or lapse of the Rights. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may be retroactive, could alter the tax consequences discussed herein. The discussion assumes that shares of Common Stock are held as capital assets (within the meaning of Section 1221 of the Code).

Federal Income Tax Consequences To The Company

         The Company will not recognize gain or loss from the Rights Offering or from the exercise or lapse of the Rights.


Federal Income Tax Consequences To Shareholders

         Receipt of the Rights. A shareholder will not recognize any gain or loss upon the receipt of Rights in the Rights Offering.

         Basis of the Rights. A shareholder's tax basis in the Rights received in the Rights Offering and subsequently allowed to lapse will be zero. Except as provided in the following sentence, a shareholder's tax basis in the Rights received in the Rights Offering and subsequently exercised also will be zero. If, however, either (i) the fair market value of the Rights on the date of the Rights Offering is 15% or more of the fair market value (on the date of the Rights Offering) of the stock with respect to which they are received or (ii) the shareholder properly elects, in accordance with procedures set forth in Treasury Regulation Section 1.307-2, to allocate part of his or her basis in such stock to the Rights (the "Basis Election"), then the shareholder's basis in such stock will be allocated between the stock and the Rights in proportion to the fair market value of each on the date of the Rights Offering.

         The Company, based on the absence of a current market for the New Preferred Stock, believes that it is unlikely that the value of a Right on the proposed date of issuance will be 15% or more of the fair market value of the stock with respect to which such Right is distributed. As a result, shareholders desiring to allocate a portion of their stock basis to Rights that will be exercised may wish to consider making a Basis Election. See "Risk Factors--Subscription Price for Exercise of Rights; Market Conditions."

         Exercise of the Rights; Basis and Holding Period of New Preferred Stock. A shareholder will not recognize any gain or loss upon the exercise of Rights received in the Rights Offering. A shareholder's basis in New Preferred Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the shareholder's basis in such Rights (if any). A shareholder's holding period for the New Preferred Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

         Lapse of the Rights. A shareholder will not recognize any gain or loss upon the lapse of Rights received in the Rights Offering. No adjustment in respect of Rights allowed to lapse will be made to the basis of New Preferred Stock owned by such shareholder.

          Conversion of New Preferred Stock. A shareholder who converts New Preferred Stock into Class A Common Stock will not recognize any gain or loss upon such conversion. A shareholder's basis in the Class A Common Stock acquired through conversion will be equal to the basis which the shareholder had in the New Preferred Stock so converted. A shareholder's holding period for the Class A Common Stock received in the conversion will begin on the date the New Preferred Stock was acquired.

          Tax Consequences on Sale of Rights or New Preferred Stock. When stock or stock rights are received in a non-taxable distribution as is the case with respect to the Rights received in the Rights Offering, certain restrictions may apply to a subsequent sale of the Rights or stock acquired on exercise of the Rights. If the Rights or stock acquired is characterized, for federal income tax purposes, as being "stock other than common stock," then the amount realized from the sale of such stock or Rights may, in whole or in part, be treated as ordinary income. The Company believes that, because the participation rights granted to holders of the New Preferred Stock permit full participation in corporate growth, the Rights and the New Preferred Stock should be treated as common stock for these purposes. There is no clear statutory definition of the term "stock other than common stock," however, and it is possible for the IRS to challenge this position.

          Even if the Rights or the New Preferred Stock are classified as "stock other than common stock," there are several methods available to shareholders to avoid the adverse tax consequences arising from this designation. Ordinary income tax treatment will not apply on sale or other disposition of the Rights or the New Preferred Stock: (i) if the sale terminates the entire stock interest of the shareholder in the Company; (ii) if the New Preferred Stock is converted to Class A Common Stock and the sale is of the Class A Common Stock; (iii) in transactions where gain or loss to the shareholder is not recognized; or (iv) where it is established to the satisfaction of the Secretary of the Treasury that the transactions were not in pursuance of a plan having one of its principal purposes the avoidance of federal income tax. If the Rights and the New Preferred Stock are not treated as "stock other than common stock," or if one of the above exceptions apply, then a shareholder who sells the Rights or the New Preferred Stock will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights or the New Preferred Stock sold. Such gain or loss will generally be capital gain or loss, long or short-term depending upon whether the shareholder has held the Rights or the New Preferred Stock for more than one year (for application of the maximum 28% federal mid-term rate) or more than 18 months (for application of the maximum 20% federal long-term rate).


                       RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

         The Company's ratio of earnings to fixed charges and preferred stock dividends for the year ended March 31, 1998 was .68, for the year ended March 31, 1997 was 1.41, for the year ended March 31, 1996 was .46, for the year ended March 31, 1995 (8 months) was 1.33, for the year ended July 31, 1994 was 2.32, and for the year ended July 31, 1993 was 1.08. Earnings were inadequate to cover fixed charges in fiscal year 1998 by $8.457 million and in fiscal year 1996 by $15.2 million.


                                 USE OF PROCEEDS

          The Company intends to apply the proceeds from the Transaction to the repayment of certain indebtedness the Company owes to its revolving credit lenders under the Amended and Restated Credit Agreement dated as of September 24, 1997 ("Credit Agreement"). As of June 27, 1998, there was $82,112,000 outstanding under the Credit Agreement bearing interest at a rate of 7.91%. The revolving credit indebtedness matured on varying dates in June 1998.

                                 CAPITALIZATION

          The following table sets forth the capitalization of the Company as of May 23, 1998 on (i) a historical basis; (ii) a pro forma basis giving effect to the transaction and (iii) a pro forma as adjusted basis after giving effect to the transaction and the application of the net proceeds therefrom (assuming a $44 million equity investment via the purchase of 3.667 million shares, the conversion of those shares into Class A Common Stock and that the per share price for a share of Class A Common Stock on May 23, 1998 was $15.625).

                                                                                   As of May 23, 1998
                                                           -------------------------------------------------------------------
                                                                                                               Pro Forma,
                                                               Historical                  Pro Forma           As Adjusted
                                                           -------------------     -------------------     -------------------
                                                                                 (dollars in thousands)
Indebtedness
   Notes payable to banks..................................  $ 73,043                      $(44,000)         $ 29,043
   Long term debt and capital lease obligations............   239,374                            ___          239,374
Stockholders equity
      Series A Preferred Stock,  $0.025 par value,
        1,000,000 shares authorized, 407,240 shares issued
        and outstanding on a historical, pro forma basis and
        on a pro forma as adjusted basis....................       10                            ___               10
      Series B Preferred  Stock,  $0.025 par value,  400,000
        shares  authorized, 400,000 shares issued and
        outstanding on a historical basis, a pro forma
        basis and on a pro forma as adjusted basis..........       10                            ___               10
      New Preferred  Stock,  4,200,000 shares  authorized,
        no shares issued and outstanding on a historical basis,
        4,166,667 shares issued and outstanding on a pro forma
        basis and on a pro forma as adjusted basis...........     ___                         44,000           44,000
      Six  Percent  (6%)  Voting  Cumulative  Preferred
        Stock,  200,000  shares authorized,  200,000 shares
        issued and outstanding on a historical basis,
        a pro forma basis and on a pro forma as adjusted basis.    50                            ___               50
      Preferred Stock without Par Value, 30,000
        authorized, no shares issued and outstanding
        on a historical basis, a pro forma basis and
        on a pro forma adjusted basis........................     ___                            ___              ___
      Class A Common Stock, $0.25 par value,
        10,000,000 shares authorized, 3,143,125 issued
        and outstanding on a historical basis, a pro forma
        and on a pro forma as adjusted basis................      786                            ___              786
      Class B Common Stock, $0.25 par value,
        10,000,000 shares authorized, 2,796,555 shares
        issued and outstanding on a historical basis, a pro
        forma basis and on a pro forma as adjusted basis...       699                            ___              699
Additional paid-in capital.................................     5,913                         13,292           19,205
Retained earnings..........................................    77,555                        (13,292)          64,203
Accumulated other comprehensive income.....................     2,154                            ___            2,154
                                                          -------------               ---------------     --------------
   Total Capitalization....................................  $399,594                      ___               $399,594
                                                          =============               ===============     ==============
--------------

                              PLAN OF DISTRIBUTION

          The Class A Common Stock, the Rights and the New Preferred Stock offered hereby are being offered by the Company. To the extent that any of the Rights expire, subject to the terms and conditions of the Stock Purchase Agreement, the New Investors have agreed to purchase the amount of underlying shares of New Preferred Stock up to a maximum of 2.5 million shares, for a purchase price of $12.00 per share. The Subscription Price for the Rights and the purchase price for shares of the New Preferred Stock under the Stock Purchase Agreement were established as a result of arm's length negotiations between the Company and the New Investors and were approved by the Company's Board of Directors. At the time the Subscription Price and the purchase price under the Stock Purchase Agreement were approved by the Board of Directors, the Subscription Price and the purchase price under the Stock Purchase Agreement was equal to approximately 79% of the then-current market price of the Class A Common Stock. In approving the Subscription Price and the purchase price under the Stock Purchase Agreement, the Board of Directors considered the size of the Transaction, and the financial position of the Company, including, but not limited to the history and the prospects of the Company, its past operating losses, its prospects for future earnings and the present state of the Company's development. Furthermore, at the end of fiscal year 1998, the Company was in violation of certain financial covenants in its agreements with it short and long-term lenders. See "Risk Factors--Defaults as to Certain Loan Covenants." Because the shareholders are participating in the Rights Offering, the Company's Board of Directors did not seek or obtain an opinion from an independent financial consultant or advisor as to whether the terms of the Transaction are fair from a financial point of view to the Company's shareholders.

         There can be no assurance that the market price for the Rights, the New Preferred Stock or the Class A Common Stock will be equal to or above the Subscription Price, or that, following the issuance of the Rights and the shares of New Preferred Stock subscribed for by Rights Holders or the New Investors, the holders will be able to sell shares of New Preferred Stock or Class A Common Stock issued upon conversion of the New Preferred Stock at a price equal to or greater than the Subscription Price or the purchase price for the shares under the Stock Purchase Agreement. Neither the New Preferred Stock nor the Rights will be listed for trading. The Company intends to list the Conversion Shares with Nasdaq National Stock Market, but can make no assurances that such listing will occur.

                          DESCRIPTION OF CAPITAL STOCK


          Assuming consummation of the Transaction, the Company will be authorized to issue 20,000,000 shares of Class A Common Stock; 10,000,000 shares of Class B Common Stock; 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share ("6% Preferred Stock"); 30,000 shares of Preferred Stock Without Par Value; 1,000,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series A Preferred Stock, $0.025 stated value per share ("10% Series A Preferred Stock") and 400,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series B Preferred Stock, $0.025 stated value per share ("10% Series B Preferred Stock"; (the 10% Series A Preferred Stock and the 10% Series B Preferred Stock collectively are referred to as the "Class A Preferred Stock") (the 6% Preferred Stock, No Par Value Preferred Stock, 10% Series A Preferred Stock and 10% Series B Preferred Stock are collectively referred to as "Preferred Stock") and 4,200,000 shares of New Preferred Stock. There will be 2,600,000 shares of Class A Preferred Stock unissued and undesignated. As of July 7, 1998, the Company had issued and outstanding: 3,143,125 shares of Class A Common Stock, 2,796,555 shares of Class B Common Stock, 200,000 shares of 6% Preferred Stock, 407,240 shares of 10% Series A Preferred Stock and 400,000 shares of 10% Series B Preferred Stock.

Description of New Preferred Stock

         Stated Value. The stated value for each share of New Preferred Stock is $12.00.

         Dividends and Distributions. The New Preferred Stock has the right to receive dividends or distributions at a rate per share (and in the type of property) equal to the amount of any dividend or distribution as that declared or made on any shares of the Company's stock into which the New Preferred Stock is convertible on the date of such dividend or distribution. Any such dividend or distribution shall be paid to the holders of the New Preferred Stock at the same time such dividend or distribution is made to the holders of Class A Common Stock. Dividends and distributions on the New Preferred Stock shall be cumulative from and after the date of issuance of the New Preferred Stock, but any arrearage in payment shall not pay interest.

         Voting Rights. The holders of shares of New Preferred Stock shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by shareholders of the Company except as required by law and for class voting on proposals to: (i) authorize the issuance after the first date on which shares of New Preferred Stock are issued (the "Issue Date") of any class of capital stock that will rank as to payment of dividends or rights on liquidation, dissolution or winding up of the Company senior to the New Preferred Stock, (ii) authorize, adopt or approve an amendment to the Charter that would increase or decrease the par value of the shares of New Preferred Stock, (iii) amend, alter or repeal the Charter so as to affect the shares of New Preferred Stock adversely or (iv) effect the voluntary liquidation, dissolution, winding up, recapitalization or reorganization of the Company, or the consolidation or merger of the Company with or into any other person, or the sale or other distribution to another person of all or substantially all of the assets of the Company; provided, however, that no separate vote of the holders of New Preferred Stock shall be required to effect any of the transactions described in clause (iv) above unless such transaction would either require a class vote pursuant to clause (i), (ii) or (iii) above or would require a vote by any shareholders of the Company.

         Redemption. The shares of New Preferred Stock shall not be redeemed or subject to redemption, whether at the option of the Company or any holder thereof.

          Company Acquired Shares. Any shares of New Preferred Stock converted, exchanged, redeemed, purchased or otherwise acquired by the Company shall be retired and cancelled promptly after acquisition. The cancelled shares of New Preferred Stock shall become authorized but unissued shares of Class A Preferred Stock, which may (upon filing of an appropriate certificate with the Secretary of State ) be reissued as part of another series of Class A Preferred Stock subject to certain conditions or restrictions on issuance, but in any event may not be reissued as shares of New Preferred Stock unless all shares of New Preferred Stock issued on the Issue Date shall have already been converted or exchanged.

          Conversion. Subject to certain limitations discussed below, any holder of New Preferred Stock shall have the right, at its option, at any time, to convert any or all of the holder's shares of New Preferred Stock into such number of fully paid and non-assessable shares of Class A Common Stock as is equal to the product of the number of shares of New Preferred Stock being so converted, multiplied by the quotient of (i) the Stated Value divided by (ii) the conversion price of $12.00 per share (the "Conversion Price"). Unless prohibited by law on the date of conversion (the "Conversion Date"), all unpaid dividends declared (whether or not currently payable) on the New Preferred Stock so converted, shall be immediately due and payable and must accompany the shares of Class A Common Stock issued upon such conversion. Upon conversion of any shares of New Preferred Stock, the Company shall not issue any fractional shares or scrip representing fractional shares and, in lieu thereof, the Company shall issue cash in lieu of fractional shares in an amount equal to such fraction multiplied by the current market price of the Class A Common Stock on the business day preceding the date the shares are converted. The same rights and limitations apply if the New Preferred Stock is convertible into any securities or property other than Class A Common Stock.

          The Conversion Price shall be subject to adjustment if: (i) the Company shall at any time or from time to time (A) pay a dividend or make a distribution on the outstanding shares of Class A Common Stock in Class A Common Stock, (B) sub-divide the outstanding shares of Class A Common Stock into a larger number of shares, (C) combine the outstanding shares of Class A Common Stock into a smaller number of shares or (D) issue any shares of its capital stock in a reclassification of the Class A Common Stock; (ii) the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock), or any options, warrants or other rights to acquire shares of Common Stock (other than (x) options granted to any employee or director of the Company pursuant to a stock option plan approved by the shareholders of the Company, (y)options, warrants or rights granted to each holder of Class A Common Stock or (z)rights issued pursuant to a shareholder right plans, "poison pill" or similar arrangement in accordance with the Charter) for a consideration per share less than the current market price (as defined in the Charter) at the record date or issuance date; (iii) the Company or any subsidiary thereof shall, at any time or from time to time while any of the New Preferred Stock is outstanding, make a purchase by the Corporation of the Common Stock effected while any of the shares of New Preferred Stock are outstanding, which purchase is subject to Section 13(e) of the Exchange Act or is made pursuant to an offer made available to all holders of Class A Common Stock or Class B Common Stock; or (iv) the Company at any time or from time to time shall take any action affecting its Class A Common Stock, other than an action permitted by the Charter.

          The Company may make such reductions in the Conversion Price, in addition to those required by subparagraphs (i) through (iv) above, as the Board of Directors considers to be advisable in order to avoid or to diminish any income tax to holders of Class A Common Stock or rights to purchase Class A Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. Notwithstanding anything herein to the contrary, no adjustment of the Conversion Price (i) shall be required by reason of the initial issuance or sale of any of the 4,166,667 authorized shares of New Preferred Stock or (ii) need to be made to the Conversion Price unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of such Conversion Price. Any adjustment to the Conversion Price carried forward and not theretofore made shall be made immediately prior to the conversion of any shares of New Preferred Stock pursuant hereto; provided, however, that any such adjustment shall in any event
                 --------   -------
be made no later than one year after the occurrence of the event giving rise to such adjustment.

          Participating Distribution upon Liquidation. In addition to the preferential distribution to holders of New Preferred Stock equal to the stated value per share (the "Preferential Distribution"), an additional participating distribution shall be payable to holders of New Preferred Stock upon voluntary or involuntary liquidation, dissolution or winding up of the Company (the "Participating Distribution"), with the effect that the total distribution to holders of the New Preferred Stock shall be the greater of (i) the Preferential Distribution or (ii) the total distribution which holders of New Preferred Stock would have received if they had converted all outstanding shares of New Preferred Stock into shares of Class A Common Stock immediately prior to the date for calculating the total distribution available to holders of preferred stocks and common stocks. To achieve the foregoing distribution, the following calculation shall be made:

                  (1) Calculate the sum of (a) the total amounts available for distribution to holders of all classes of Common Stock after payment of all preferential distributions to all classes of preferred stocks of the Company, including the Preferential Distribution to the holders of all outstanding shares of New Preferred Stock, plus (b) the total amount of the Preferential Distribution to holders of all outstanding shares of New Preferred Stock.

                  (2) Divide the sum calculated in subparagraph (1) by the total number of shares of Common Stock into which the New Preferred Stock is convertible and of all classes of Common Stock deemed outstanding for purposes of calculating the distribution on liquidation, dissolution or winding up of the Company. The product of this calculation is the "Per Share Distribution on Assumed Conversion."

                  (3) The excess, if any, of the Per Share Distribution on Assumed Conversion over the Preferential Distribution shall be distributable as a Participating Distribution to the holders of New Preferred Stock upon liquidation, dissolution or winding up of the Company.

Description of Class A Common Stock and Class B Common Stock

         Voting. Under the Charter, the holders of Common Stock have the right to vote for the election of all directors and on all other matters submitted to the shareholders of the Company. Subject to the Class A Special Rights discussed in detail below, each share of Class B Common Stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A Common Stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of Common Stock. See "Risk Factors--The Shares of Class A Common Stock have Low Voting Power."

         The holders of Class A Common Stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B Common Stock, unless the increased authorization does not exceed the number of shares of Class B Common Stock which must be issued in a proposed stock dividend with respect to Class B Common Stock and an equivalent stock dividend of Class A Common Stock will be effected concurrently with respect to Class A Common Stock.

         In addition, Section 804 of the BCL confers upon the holders of Class A Common Stock the right to vote as a class on any amendment to the Company's Charter which would (i) exclude or limit the shareholders' right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A Common Stock by (a) reducing the par value, (b) changing the shares into a different number of shares of the same class or into a different or same number of shares of a different class, or
(c) fixing, changing or abolishing the designation of Class A Common Stock or any series thereof or any of the relative rights, preferences and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the BCL would entitle holders of Class A Common Stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A Common Stock described in the preceding sentence.

         On proposals on which holders of Class A Common Stock are entitled to vote as a separate class, the proposal must be approved by a majority of the Class A Common Stock votes cast at the meeting at which the voting occurs. Consequently, holders of Class A Common Stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B Common Stock vote in favor of the proposal.

         Dividends and Other Distributions. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in shares of the Company on Class A Common Stock will be paid only in Class A Common Stock; and (ii) if declared, a dividend or distribution in shares of the Company on Class B Common Stock will be paid only in Class B Common Stock. The number of shares so paid as a dividend or distribution on each share of Class A Common Stock and Class B Common Stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A Common Stock or Class B Common Stock.

         Mergers and Consolidations. In the event of a merger, consolidation or combination of the Company with another entity (whether or not the Company is the surviving entity) or in the event of dissolution of the Company, the holders of Class A Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B Common Stock in that transaction. However, any shares of common stock that holders of Class A Common Stock become entitled to receive in the transaction may have terms substantially similar to the Class A Common Stock. Thus, the surviving entity in any such transaction could have a dual-class capital structure like that of the Company and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B Common Stock and one-twentieth (1/20) voting shares to the holders of Class A Common Stock.

          Class A Special Rights. The Company's Charter contains a two-pronged "Class A Special Rights" provision which ensures that holders of Class A Common Stock will not be unfairly treated in the event that a person attempts to gain control of the Company. Assuming that the New Investors converted the shares of New Preferred Stock acquired in the Transaction into shares of Class A Common Stock, the Class A Special Rights provisions could be triggered if the New
Investors acquired shares of Class B Common Stock. As a condition to the Closing, the New Investors' acquisitions have been deemed acquired for an equitable price thereby exempting the acquisition by the New Investors from the Class A Special Rights.

         First, the Class A Special Rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of the Company by acquiring Class B Common Stock without buying Class A Common Stock. If any person acquires more than 15% of the outstanding Class B Common Stock after August 5, 1995 (the "Threshold Date"), and does not acquire after the Threshold Date a percentage of the Class A Common Stock outstanding at least equal to the percentage of Class B Common Stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B Common Stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B Common Stock after the Threshold Date but acquires no Class A Common Stock, that person would be unable to vote the 5% of the Class B Common Stock acquired in excess of the 15% threshold. With respect to persons who owned Common Stock of the Company on or prior to the Threshold Date, only shares of Class B Common Stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B Common Stock and only acquisitions of Class A Common Stock after the Threshold Date will be counted in determining whether that shareholder's Class A Common Stock acquisitions have been at least equal to the acquisition of Class B Common Stock in excess of the 15% threshold. The inability of the person to vote the excess Class B Common Stock will continue until such time as a sufficient number of shares of Class A Common Stock have been acquired by the person to satisfy the requirements of the Class A Special Rights.

         The second prong of the Class A Special Rights is an "Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of the Company from paying a discounted price for the Class A Common Stock required to be purchased by the acquiring person under the first prong of the Class A Special Rights. These provisions provide that an Equitable Price has been paid for shares of Class A Common Stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B Common Stock acquired within the 60 day periods preceding and following the acquisition of the Class A Common Stock or (ii) the highest closing market sale price of Class B Common Stock during the 30 day periods preceding and following the acquisition of the Class A Common Stock. The value of any non-cash consideration will be determined by the Board of Directors of the Company acting in good faith. The highest closing market sale price of a share of Class B Common Stock will be the highest closing sale price reported by Nasdaq National Stock Market or on any such other securities exchange then constituting the principal trading market for either class of the Common Stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B Common Stock as determined by the Board of Directors of the Company acting in good faith. The Equitable Price provision is intended to require a person seeking to acquire control of the Company to buy the Class B Common Stock and the Class A Common Stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B Common Stock acquired in excess of the 15% threshold.

         Under the Class A Special Rights, an acquisition of Class B Common Stock is deemed to include any shares that an acquiring Person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person (an "Acquisition"). As used in the preceding sentence, "Person" includes one or more persons and entities who act or agree to act in concert with respect to the Acquisition or disposition of Class B Common Stock or with respect to proposing or effecting a plan or proposal involving (i) a merger, reorganization or liquidation of the Company or a sale of a material amount of its assets; (ii) a change in the Company's Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors; (iii) a material change in the business or corporate structure of the Company; or (iv) any material change in the capitalization or dividend policy of the Company. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other Person" does not include acts or agreements to act by Persons pursuant to their official capacities as directors or officers of the Company or because they are related by blood or marriage.

         For purposes of calculating the 15% threshold, the following Acquisitions and increases are excluded: (i) shares of Class B Common Stock held by any Person on the Threshold Date; (ii) an increase in a holder's percentage ownership of Class B Common Stock resulting solely from a change in the total number of shares of Class B Common Stock outstanding as a result of a repurchase of Class B Common Stock by the Company since the last date on which that holder acquired Class B Common Stock; and (iii) Acquisitions of Class B Common Stock (a) made pursuant to contracts existing prior to the Threshold Date, including the Acquisition of Class B Common Stock pursuant to the conversion provisions of Class A Preferred Stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A Special Rights. A gift made to any Person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Code or a successor provision and a gift to a Person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A Special Rights.

         The Class A Special Rights also provide that, to the extent that the voting power of any share of Class B Common Stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

         Convertibility. The Class B Common Stock is convertible into Class A Common Stock at any time on a share-for-share basis. The Class A Common Stock is not convertible into shares of Class B Common Stock unless the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of outstanding shares of Class B Common Stock and Class A Common Stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A Common Stock is converted automatically into Class B Common Stock on a share-for-share basis and Class B Common Stock will no longer be convertible into Class A Common Stock. For purposes of this provision, Class B Common Stock or Class A Common Stock repurchased by the Company and not reissued is not considered to be "outstanding" from and after the date of repurchase.

         In the event of any such conversion of the Class A Common Stock, certificates which formerly represented outstanding shares of Class A Common Stock thereafter will be deemed to represent a like number of shares of Class B Common Stock, and all common stock then authorized will be deemed to be Class B Common Stock.

         Preemptive Rights. Neither the Class A Common Stock nor the Class B Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

         Transferability; Trading Market. The Class A Common Stock and the Class B Common Stock are freely transferable and are listed for trading on the Nasdaq National Stock Market under the symbols SENEA and SENEB, respectively.

Description of Preferred Stock (Other Than New Preferred Stock)

         Other than New Preferred Stock, none of the Company's Preferred Stock will be issued in the Transaction. No dividends or other distributions are payable on the Company's Common Stock unless such dividends or distributions are first paid on the Preferred Stock. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock would have priority over the Common Stock in the distribution of the remaining assets of the Company. The 10% Series A Preferred Stock is convertible into shares of Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of 10% Series A Preferred Stock. The 10% Series B Preferred Stock is convertible into Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of 10% Series B Preferred Stock.

Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions

     In addition to the restrictions imposed by the "Class A Special Rights" provisions, the Company's Charter contains two super-majority voting provisions. Paragraph 5 of the Company's Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend the Bylaws of the Company. Paragraph 6 of the Charter provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of: (i) the Company's shareholders receiving and accepting hostile takeover bids; (ii) mergers; (iii) proxy contests; (iv) removal of current management; (v) removal of directors or (vi) other changes in control.

         The Bylaws of the Company require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the Bylaws of the Company and (ii) remove a director of the Company.

     The Bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors. See "Risk Factors--Certain Anti-Takeover Provisions."

          Assuming shareholder approval of the Charter Amendments, the Charter will require the unanimous approval of the Company's Board of Directors (except for directors choosing to abstain) to approve any merger, consolidation or other form of business combination or any sale or disposition of all or substantially all of the Company's assets.

Agreements Restricting Change in Control of the Company

          The Alliance Agreement and certain significant agreements between the Company and its lenders provide for penalties in the event of a change of control of the Company as defined in the respective agreement. See "Risk Factors--Certain Anti-Takeover Provisions."

                                   THE COMPANY
Business

         The Company conducts its business almost entirely in food processing which currently accounts for approximately 99% of the Company's sales. Canned and frozen vegetables represent approximately 78% and fruit and fruit juice products approximately 22% of the food processing volume. Apple products contribute approximately 10% of all processed food sales; the Company's Seneca(R) brand frozen apple concentrate is the largest-selling brand of frozen apple concentrate in the United States. Of the remaining fruit and fruit juice product sales, grape products account for approximately 2%, and bottled, canned and frozen fruit juice drinks account for the remaining approximately 10%.

         Approximately 19% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R), Aunt Nellie's Farm Kitchen(R), Blue Boy(R) and TreeSweet(R). Approximately 30% of the processed foods are packed under private labels and approximately 11% are sold to institutional food distributors. The remaining 40% are sold under the Alliance Agreement with Pillsbury. See "Risk Factors--Dependence on Alliance Agreement."

         The  Company's  sole  non-food  division,   Seneca  Flight  Operations,
provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales.

         The Company was organized in 1949 and incorporated under the laws of the State of New York. The Company purchased six Green Giant vegetable plants from Pillsbury effective February 1, 1995, resulting in vegetable products becoming 78% of the Company's overall business. Consequently, the Company changed its fiscal year-end from July 31 to March 31 to avoid overlapping pack seasons between fiscal years. Therefore, fiscal year 1995 was an eight-month transition period.

         The   Company's   principal   executive   office  is  located  at  1162
Pittsford-Victor Road, Pittsford, New York 14534. Its telephone number is (716) 385-9500 and it maintains a web site (http://www.senecafoods.com).


Principal Products and Markets

         Food Processing. The principal products of this segment include grape products, apple products and vegetables. The products are canned, bottled and frozen and are sold to retail and institutional markets. The Company has divided the United States into four major marketing sections: Eastern, Southern, Northwestern and Southwestern. Plant locations in New York, Michigan, North Carolina and Washington provide ready access to domestic sources of grapes and apples necessary to support marketing efforts in their respective sections of the country. Vegetable operations are primarily supported by plants located in New York, Wisconsin, Washington, Idaho and Minnesota.

         The following summarizes net sales by major category and for the five fiscal years ended March 31, 1998, 1997, 1996 and 1995 and July 31, 1994:

                            1998                    1997                      1996                  1995                 1994
                                                                                              (8 Months)
                       --------------------------------------------------------------------------------------------------------
                                                                    (In thousands)

Vegetable                 $544,646                    $562,265            $330,654              $117,504             $145,010
Apple                       68,108                      93,047              87,585                62,688               78,453
Grape                       18,303                      19,605              19,159                10,325               17,457
Other                       69,123                      52,017              66,453                40,809               45,334
                       --------------------------------------------------------------------------------------------------------
Total                     $700,180                    $726,934            $503,851              $231,326             $286,254



     Other. Seneca Flight Operations provides air charter service primarily to industries in upstate New York.

Source and Availability of Raw Material

         Food Processing. The Company's food processing plants are located in major vegetable, grape and apple producing states. Fruits and vegetables are primarily obtained through contracts with growers. Apple concentrate is purchased domestically and abroad to supplement raw fruit purchased under contract. The Company's sources of supply are considered equal or superior to its competition for all of its food products.


Seasonal Business

         Food Processing. While individual fruits and vegetables have seasonal cycles of peak production and sales, the different cycles are usually offsetting to some extent. The supply of commodities, current pricing, and expected new crop quantity and quality affect the timing of the Company's sales and earnings. An "Off Season Allowance" is established during the year to minimize the effect of seasonal production on earnings. The Off-Season Allowance is zero at each fiscal year-end.


Backlog

         Food Processing. In the food processing business the end of year sales order backlog is not considered meaningful. Traditionally, larger customers provide tentative bookings for their expected purchases for the upcoming season. These bookings are further developed as data on the expected size of the related national harvests becomes available. In general, these bookings serve as a yardstick, rather than as a firm commitment, since actual harvest results can vary notably from early estimates. In actual practice, the Company has substantially all of its expected seasonal production identified to potential sales outlets before the seasonal production is completed.

Competition and Customers

         Food Processing. Competition in the food business is substantial with imaginative brand registration, quality service and pricing being the major determinants in the Company's relative market position. Except for the Seneca(R) apple and grape products and Libby's(R) vegetable products data mentioned below, no reliable statistics are available to establish the exact market position of the Company's own food products. During the 1998 fiscal year approximately 19% of the Company's processed foods were packed for retail customers under the Company branded labels of Libby's(R), TreeSweet(R) and Seneca(R). About 11% of the processed foods were packed for institutional food distributors and 30% of processed foods were retail packed under the private label of customers. The remaining 40% is sold under the Green Giant(R) label pursuant to the Alliance Agreement. The customers represent a full cross section of the retail, institutional, distributor and industrial markets. In 1997 and 1998 Pillsbury and its designees represented and, in the foreseeable future, are expected to represent, the Company's largest customers as a result of the Alliance Agreement. A termination of the Alliance Agreement would have a material adverse impact on the Company. See "Risk Factors--Dependence on Alliance Agreement."

         The Company's principal branded products are Seneca(R) Frozen Apple Juice Concentrate, which is the largest-selling brand of frozen apple concentrate in the United States, Seneca(R) Frozen Natural Grape Juice Concentrate, Seneca(R) applesauce and Libby's(R) canned vegetable products which rate among the top five national brands. See "Risk Factors--Trends Resulting in Fluctuating Prices in Apple Products" and "Management's Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended March 31, 1998--Liquidity and Capital Resources."


Environmental Protection

          Environmental  protection  is an  important  requirement  at each food processing facility. In all locations the Company believes that it is cooperating with federal, state and local environmental protection authorities in developing and maintaining suitable antipollution facilities. In general, current pollution control facilities are equal to or somewhat superior to those of competitors. The Company does not expect that any material capital expenditures will be necessary for the Company to comply with environmental regulations in the near future; it anticipates spending approximately $1.5 million in the two fiscal years ending March 31, 2000, to improve wastewater facilities in Minnesota and New York. The Company is a potentially responsible party with respect to certain of its sites but the Company does not believe the aggregate liability is material.

Employment

   Food Processing            - Fulltime                               2,534
                              - Seasonal                                 420
                                                                      ------
                                                                       2,954
                                Other                                    108
                                                                       -----
                                Total                                  3,062


         Employees are organized in various unions at the facilities located in Prosser, Washington; Rochester, Minnesota; Janesville, Wisconsin; Covington, Kentucky; Jackson, Wisconsin and Clyman, Wisconsin. The contract covering the employees at the Prosser, Washington facility is currently being negotiated after a representation election. The remaining contracts do not expire until 1999, 2000 and 2002.


Foreign Operations

         Export   sales  for  the  Company  are  a  relatively   small   portion
(approximately 5%) of the food processing sales.


Properties

         The Company has eleven fruit and vegetable processing, packaging and warehousing facilities located in New York that provide approximately 2,054,000 square feet of food packaging, freezing and freezer storage, and warehouse storage space. The Company is a lessee under a number of operating and capital leases for equipment and real property used for processing and warehousing.

         Four other processing, packaging and warehousing facilities are located in the states of North Carolina (223,000 square feet) and in Washington (three facilities totaling 292,000 square feet). Processing operations in North Carolina are primarily devoted to apple juice products and in Washington to grape juice, apple juice, apple chips and sauce.

         Four facilities in Minnesota, one facility each in Washington, Idaho, Michigan and Kentucky, and seven facilities in Wisconsin provide, in the aggregate, approximately 5,459,000 square feet of food packaging, freezing and freezer storage, and warehouse storage space. These facilities process and package various vegetable and fruit products. The facilities are owned by the Company.

         The Company owns one food distribution facility in Massachusetts totaling approximately 59,000 square feet which is leased out to another company through 2004. In addition, the Company's air charter division has a 14,000 square foot facility located in New York.

         All of the properties are well maintained and equipped with modern machinery. Nearly all locations have the ability to expand or to increase production as sales requirements justify, notwithstanding that most locations (except apple processing facilities) are highly utilized. In periods when relatively low-cost apple concentrate is available from world-wide sources, as occurred in the Company's fiscal year ending March 31, 1998, the Company's apple processing facilities operated at substantially less than full capacity. See "Risk Factors--Trends Resulting in Fluctuating Prices in Apple Products." Because of the seasonal production cycles the exact extent of utilization is difficult to measure. In certain circumstances the theoretical full efficiency levels are being reached, however, expansion of the number of production days or hours could increase the output by up to 20% for a season.

         Certain  of  the  Company's   facilities  are  mortgaged  to  financial
institutions to secure long-term debt and capital lease obligations.


Legal Proceedings

         In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages. The Company does not believe that an adverse decision in any of these proceedings, in which the claims are insured against (subject to non-material deductible amounts), would have a material adverse impact on the Company.



Five Year Selected Financial Data
Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
                                                                                    (Eight Months)
Years ended March 31 and July 31,                   1998        1997        1996           1995         1994       1993
---------------------------------                   ----        ----        ----           ----         ----       ----

Net sales                                       $  703,220   $ 730,135   $ 507,988    $ 234,073    $  290,185     $257,402
--------------------------------------------------------------------------------------------------------------------------
Operating earnings (before Corporate
   interest and administrative expense)         $   22,372   $  44,165   $  16,418    $  11,380    $   18,251     $ 10,029
Earnings (loss) from continuing
   operations before extraordinary item and
   cumulative effect of accounting change           (5,144)      7,531     (10,147)       1,321         5,274        1,293
Earnings from discontinued operations                   --          --          --           --            90          965
Gain on the sale of discontinued operations             --          --          --           --         2,273           --
Earnings (loss) before extraordinary item and
   cumulative effect of accounting change           (5,144)      7,531     (10,147)       1,321         7,637        2,258
Extraordinary loss                                      --          --          --           --          (606)          --
Cumulative effect of accounting change                  --          --          --           --         2,006           --
Net earnings (loss)                                 (5,144)      7,531     (10,147)       1,321         9,037        2,258
--------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing
   operations per common share                  $    (0.87)  $    1.27   $   (1.81)   $     .23    $      .91     $    .21
Earnings (loss) per common share before
   extraordinary item and cumulative
   effect of accounting change                       (0.87)       1.27       (1.81)         .23          1.31          .36
Net earnings (loss) per common share                 (0.87)       1.27       (1.81)         .23          1.55          .36
--------------------------------------------------------------------------------------------------------------------------
Working capital                                 $  112,299    $132,351    $111,301    $ 138,030    $   67,591      $90,706
Inventories                                        194,044     158,197     229,759      138,113        98,202       88,181
Net property, plant, and equipment                 218,408     207,439     222,720      179,718        78,216       74,089
Total assets                                       474,926     416,023     523,859      385,502       204,899      208,733
Long-term debt and capital lease
   obligations                                     227,858     224,128     226,574      221,480        51,476       72,556
Stockholders' equity                                89,125      93,736      90,939       90,821        88,620       84,698
--------------------------------------------------------------------------------------------------------------------------------

Additions to property, plant, and equipment     $   15,693   $  11,650   $  67,897    $  26,966    $    9,384     $  1,723
Interest expense, net                               26,780      28,827      28,157        6,296         6,046        5,834
--------------------------------------------------------------------------------------------------------------------------

Net earnings/average equity                          (5.6)        8.2%     (11.2)%         1.5%         10.4%         2.7%
Continuing earnings before taxes/sales               (1.2)        1.6%      (3.0)%         0.9%          2.8%         0.2%
Net earnings/sales                                   (0.7)        1.0%      (2.0)%         0.6%          3.1%         0.9%
Long-term debt/equity                                 256%        239%        249%         244%           58%          86%
Current ratio                                       1.8:1       2.8:1       1.6:1        3.3:1         2.3:1        3.4:1
---------------------------------------------------------------------------------------------------------------------------------

Common stockholder's equity per share           $    14.99   $   15.77   $   15.30    $   16.23    $    15.83     $  13.79
Class A National Market System
   closing price range                        18 3/4 -15 3/4 18 3/4-14 3/4   20-15           --            --           --
Class B National Market System
   closing price range                        18 1/2 -15 1/2     19-14 1/2   22-16    17 3/4-10 1/2  11 3/8-7 3/4 8 3/16-7 3/8
Common cash dividends declared per share              --            --          --           --            --           --
Ratio of earnings to Fixed Charges and
   Preferred Stock Dividends                      .68:1.00 (1)  1.41:1.00   .46:1.00 (1) 1.33:1.00     2.32:1.00    1.08:1.00
Price earnings ratio                                  NM          13.7x         NM         74.5x          6.9x        21.5x
------------------------------------------------------------------------------------------------ --------------------------

1995 represents eight months ended March 31 due to a change in the Company's fiscal year end. Fiscal Years 1994-1992 ended July 31.

(1) Earnings were inadequate to cover fixed charges in fiscal year 1998 by $8.457 million and in fiscal year 1996 by $15.2 million.

NM = Not meaningful.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 1998

         Liquidity and Capital Resources. Because of the food processing segment, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early winter and drops to its minimum level immediately prior to the next pack season. These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments. Accordingly, inventory management is key to liquidity.

         During May 1996 the Company sold its investment in Moog Inc. Class A Common Stock back to Moog. This sale generated cash proceeds of $12.9 million and a pre-tax gain of $7.5 million. During August 1996 the Company sold its Clifton Park, New York facility for cash resulting in net cash proceeds of $4.6 million and a gain of $1.6 million before income tax expense. The Company had leased this facility to a third party.

         During September 1995 the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold to the Wayne County Water and Sewer Authority for net proceeds of $9.3 million.

         During 1995 the Company acquired certain assets of the Green Giant Division of Pillsbury. Under an Alliance Agreement concurrently executed in 1995 by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by the Pillsbury Note issued by the Company for $73.0 million and the balance was funded out of working capital. The Pillsbury Note decreased $6.0 million in 1996 as a result of an agreement reached with Pillsbury to convert that amount to the Company's Class A Common Stock. Such conversion was completed in March 1996. The Pillsbury
Note increased by $7.6 million in 1997 due to the addition of capital projects that Pillsbury has completed and green bean processing equipment acquired from Pillsbury, which was transferred to the Company.

         In conjunction with this acquisition, the Company entered into a revolving credit facility for up to $150.0 million (now $130.0 million) from a syndicate of eleven (now eight) banks. In addition, the Company issued two new senior debt notes. The first was a $75.0 million unsecured note issued to The Prudential Insurance Company of America, with repayment due beginning in March 1998, a final maturity date of February 2005, and an interest rate of 10.78%. The second was a $50.0 million unsecured note issued to John Hancock Mutual Life Insurance Company, with repayment due beginning in March 2001, a final maturity of January 2009, and an interest rate of 10.81%. The proceeds of these two notes were used to finance or replenish working capital for the following: (i) capital expenditures of $50.0 million related to the Alliance Agreement with Pillsbury;
(ii) repayment of two notes due an insurance company, one repaid in July 1994 for $13.8 million, the other repaid when the new debt was issued for $26.6 million; (iii) three small acquisitions made over the previous fifteen months totaling $15.6 million; and (iv) the balance, $19.0 million, for capital expenditures made over the previous three years.

         As mentioned above, during 1995 the Company entered into an unsecured revolving credit agreement for up to $150.0 million (now $130.0 million). Previously, the Company maintained uncommitted lines of credit. Credit lines provide for interest rate options based on Prime, Eurodollar, or Money Market. There were $62.3 million of borrowings outstanding under these lines at the end of 1998, 18.0 million at the end of 1997, and $113.0 million at the end of 1996.

         The decrease in cash and short-term investments of $22.5 million over the three year period ended in 1998 was primarily due to Aunt Nellie's Farm Kitchens and Curtice Burns acquisitions of $53.7 million, the debt repayments totaling $14.9 million; capital additions of $15.7 million, $11.7 million, and $67.9 million, in 1998, 1997, and 1996, respectively. This was partially offset by the proceeds of the new long-term debt issues totaling $25.7 million; proceeds from the sale of Moog Inc. stock of $12.9 million; proceeds from the disposal of assets totaling $13.5 million; and net earnings (before depreciation effect which is non-cash).

         In 1998, accounts receivable increased by $12.2 million to $48.6 million. This was due in part to Non-Alliance sales being $87.7 million higher fueled by the two acquisitions (see below).

         In 1998 inventories increased $35.8 million over 1997. This was largely due to the acquisitions made during the year (see below). In 1997 inventories declined by $71.6 million due to the sales increase on Alliance sales.

         In 1998 capital expenditures were $15.7 million as compared to $11.7 million in 1997. In 1998 certain juice production lines were converted to PET (plastic bottles) totaling $3.2 million at plants in the south and midwest. The 1997 capital expenditures are down substantially from 1996. The largest project was the green bean expansion in Cumberland related to the Alliance where $4.4 million was spent in 1997. The 1996 capital expenditures of $67.9 million were substantially due to a major capital expansion relating to the Company's alliance with Pillsbury (the "Alliance"), integrated six of Pillsbury's Green Giant vegetable processing plants and significantly increased the Company's own production capabilities to accommodate the production of four Pillsbury plants that were concurrently closed. This capital expansion was originally expected to be $50.0 million, but to meet the Company's ambitious goals, an additional $25.0 million was spent on this project, primarily in the Company's New York State operations in order to meet operational needs of the Alliance.

         Acquisitions in the Fiscal Year Ended March 31, 1998. In 1998 the Company completed two acquisitions. The first acquisition was Aunt Nellie's Farm Kitchens, which produces, markets and sells fruit and vegetable products from their plants in the midwest, for approximately $24.3 million. The second acquisition was the Curtice Burns canned branded and private label vegetable business for approximately $29.4 million.

         Results of Operations. Net sales for 1998 were $703.2 million, which includes $277.1 million sold under the Alliance. Net sales for 1997 were $730.1 million, which includes $391.7 million sold under the Alliance with Pillsbury. Net sales for 1996 were $508.0 million, which includes $168.0 million of sales to Pillsbury under the Alliance. In 1998 Non-Alliance sales increased by $87.7 million. In 1997 Non-Alliance sales decreased by $1.6 million. If 1996 net sales are compared with the last full year sales (1994), the increase for the two year period is 22.7% excluding the effect of the Alliance. In 1998 vegetable unit sales increased due to the two acquisitions and the high pack levels of the last two years. Also in 1998 juice dollar sales declined $12.8 million or 7.8%. In 1997 vegetable unit sales increased due to getting higher packs than the prior year. In 1997 vegetable unit prices increased for part of the year but declined later in the year due to excess inventories. In 1996 vegetable unit sales were lower due to a less than budget pack. Unit vegetable selling prices dropped in 1996, while apple pricing rose due to the worldwide shortage of processing apples.

         The 1997 results include a $7.5 million gain on the sale of Moog Inc. Class A Common Stock back to Moog and a gain on the sale of a Clifton Park, New York warehouse of $1.6 million. The 1996 results include a non-recurring charge of $15.1 million, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Alliance. In the relatively short time between the February 1995 closing of the Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Therefore, plant throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

         In 1998 earnings decreased for the following reasons: (i) lower selling prices on vegetables due to an ongoing industry oversupply due in part to the second consecutive above budget pack, (ii) apple product price declines were greater than apple product cost declines, and (iii) a decline in the consumption of frozen concentrates put further pressure on pricing. In 1997 earnings increased for the following reasons: (i) the Moog Inc. gain of $7.5 million detailed above, (ii) higher vegetable selling prices for part of the year, and
(iii) greater sales under the Alliance Agreement produced additional earnings. In 1996 earnings decreased for the following reasons: (i) the $15.1 million non-recurring charge detailed above, (ii) higher apple cost of product sold due to a world-wide shortage of processing apples, and (iii) lower selling prices on vegetables due to an ongoing industry oversupply.

         In 1996, the Company changed its inventory valuation method from the lower of cost; last-in, first-out; or market to the lower of cost; first-in, first-out; or market. The major reason for the change is the Alliance inventories are on the first-in, first-out method which represent the majority of the Company's inventory dollars. The change has been applied retroactively by restating the financial statements of prior years.

         In general, inflation played a relatively small role in the operating results and cash flows of 1998, 1997, and 1996 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

         New Accounting Pronouncements. Three new accounting standards were issued during the past year that the Company must comply with beginning in 1999. They are (i) SFAS No. 130, "Reporting Comprehensive Income"; (ii) SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and (iii) SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows.

         Year 2000.The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 data are a known risk. The Company is in the process of replacing some systems, which are known not to be Year 2000 compliant, and updating others to be Year 2000 compliant. The Company is addressing the computing environment along with any other systems in the operating facilities, which may also not be Year 2000 compliant. The Company is using internal resources to make systems Year 2000 compliant as much as possible only using external resources for specialized equipment, which is mostly at our plants. The total cost of compliance, above and beyond normal software upgrades, is not expected to exceed $750,000.00.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY


         The Company's common stock is traded on the Nasdaq National Stock Market. The high and low sales prices of the Company's common stock during the periods indicated are shown below.

Class A:                               1998                                1997                                1996
                             -------------------------------------------------------------------------------------------------
         Quarter               High              Low               High              Low               High              Low
------------------------------------------------------------------------------------------------------------------------------

         First                 $18.75         $16.75               $18.00         $14.75               $   __         $   __
         Second                 18.50          16.75                17.75          15.75                20.00          19.50
         Third                  18.25          16.50                17.00          15.00                19.75          15.00
         Fourth                 17.62          15.75                18.75          15.00                19.00          15.25



Class B:                                1998                                1997                                1996
                             --------------------------------------------------------------------------------------------------
         Quarter               High               Low              High                Low             High               Low
-------------------------------------------------------------------------------------------------------------------------------
         First                 $18.50          $16.75              $18.00           $14.50             $17.88          $16.75
         Second                 18.50           16.75               17.75            16.00              22.00           17.25
         Third                  18.25           16.50               17.50            15.25              21.25           16.50
         Fourth                 17.25           15.50               19.00            15.25              20.00           16.00



         The Company may pay common dividends only from consolidated net earnings available for distribution, of which there were none as of March 31, 1998. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. The Company has not declared or paid a dividend on its Common Stock since ____________. See "Risk Factors--No Dividends."


                        DIRECTORS AND EXECUTIVE OFFICERS

Directors. The following table sets forth certain information with respect to the Company's directors:


                                                                                                                  Served
                                                                                                                    as
Director                        Principal Occupation for Past Five Years(1)                          Age         Director
                                                                                                                  Since
--------                        -------------------------------------------                          ---         --------


Robert T. Brady                 President and Chief Executive Officer of Moog Inc., East               57          1989
                                Aurora, New York (manufacturer of control systems).(2)

David L. Call                   Emeritus Dean and Professor of the College of Agriculture              66          1985
                                and Life Sciences, Cornell University, Ithaca, New York,
                                since 1995; Dean of the College of Agriculture and Life
                                Sciences, until 1995.(3)

Edward O. Gaylord               President of Gaylord & Company, Houston, Texas (venture                66          1975
                                capital) and the Chairman of EOTT Energy Corporation,
                                Houston, Texas (oil trading and transportation).(4)

G. Brymer Humphreys             President, Humphreys Farm Inc., New Hartford, New York.                57          1983


                                                     - 54 -






Kraig H. Kayser                 President and Chief Executive Officer of the Company since             37          1985
                                1993 and Vice President, Secretary and Chief Financial
                                Officer of the Company until 1993.(5)

Susan W. Stuart(6)              Marketing Consultant, Fairfield, Connecticut.                          43          1986


Arthur S. Wolcott(6)            Chairman of the Company.                                               72          1949

Andrew M. Boas                  General Partner, Carl Marks Management Company, L.P., New York,        43            --
                                New York (Registered Investment Advisor); President, Carl Marks
                                Offshore Management, Inc.; Managing Director, CMCO, Inc.;
                                Vice President, CM Capital; Vice President, Carl Marks & Co., Inc.

Arthur H. Baer                  President, Hudson Valley Publishing, Inc., Albany, New York            51            --
                                (Media Company) since 1998; President, Xyan Inc, from 1996 to 1998;
                                Dean, College of Business and Administration, Drexel University
                                until 1996


(1) Unless otherwise indicated, each nominee has had the same principal occupation for at least the past five years.

(2)  Mr. Brady is also a director of the following publicly-held  companies:
     Acme Electric Corporation, East Aurora, New York (manufacturer of electronic power supplies); Astronics Corporation, Orchard Park, New York (manufacturer of specialty niche products); M&T Bank Corporation (formerly, First Empire State Corporation), Buffalo, New York (bank holding company); and National Fuel Gas Corp., Buffalo, New York (integrated natural gas company).

(3) Dr. Call is also a trustee for the following publicly-held company: Mutual of New York Insurance Company, New York, New York.

(4)  Mr. Gaylord  is also a  director of  the following publicly-held companies:
     Essex International, Inc., Fort Wayne, Indiana (developer, manufacturer and distributor of copper electrical wire and cable products); Kinder Morgan Energy Partners, L.P., Houston, Texas (coal terminal and oil and gas pipeline operations); and Imperial Holly Corporation, Sugarland, Texas (sugar manufacturer).

(5) Mr. Kayser is also a director of the following publicly-held company: Moog Inc., East Aurora, New York (manufacturer of control systems).

(6)  Susan W. Stuart and Arthur S. Wolcott are daughter and father.




Executive Officers. The following is a listing of the Company's executive officers:

                                                                                                                 Served
                                                                                                                    as
                                                                                                                 Officer
Officer                         Principal Occupation for Past Five Years(1)                          Age          Since
-------                         -------------------------------------------                          ---         -------


Arthur S. Wolcott               See table under "Election of Directors."                               72          1949

Kraig H. Kayser                 See table under "Election of Directors."                               37          1991

Philip G. Paras                 Vice President-Finance of the Company since 1996 and                   37          1996
                                Treasurer of the Company since 1997; Vice President of the
                                Chase Manhattan Bank, Syracuse, New York, 1993 until
                                1996.

Jeffrey L. Van Riper            Secretary and Controller of the Company.                               41          1986

Sarah S. Mortensen              Assistant Secretary of the Company.                                    53          1986

--------------------------------------------------------------------

(1)  Unless otherwise indicated, each officer has had the same principal occupation for at least the past five years.

Executive Compensation



         The following table sets forth the compensation paid by the Company to the chief executive officer and to the most highly compensated executive officers whose compensation exceeded $100,000 (the "Named Officers") for services rendered in all capacities to the Company and its subsidiaries during the fiscal years ended March 31, 1998, 1997 and 1996.



                                                                                                       Annual Compensation
            Name of Individual and                                 Fiscal                              -------------------
             Principal Position                                    Year                            Salary                 Bonus
           ----------------------                                 ------                           ------                 -----

Arthur S. Wolcott                                                  1998                       $    336,000               $  ---
  Chairman and Director                                            1997                            340,000                  ---
                                                                   1996                            340,000                  ---

Kraig H. Kayser                                                    1998                       $    292,000               $  ---
  President, Chief Executive                                       1997                            287,000                  ---
  Officer and Director                                             1996                            287,000                  ---



Pension Benefits

     The executive officers of the Company are entitled to participate in the Pension Plan (referred to in this section as the "Plan"), which is for the benefit of all employees meeting certain eligibility requirements. Effective August 1, 1989, the Company amended the Plan to provide improved pension benefits under the Plan's Excess Formula. The Excess Formula for the calculation of the annual retirement benefit is: total years of credited service (not to exceed 35) multiplied by the sum of (i) 0.6% of the participant's average salary (five highest consecutive years, excluding bonus), and (ii) 0.6% of the participant's average salary in excess of his compensation covered by Social Security.

     Participants who were employed by the Company prior to August 1, 1988 are eligible to receive the greater of their benefit determined under the Excess Formula or their benefit determined under the Offset Formula. The Offset Formula is: (i) total years of credited service multiplied by $120, plus (ii) average salary multiplied by 25%, less 74% of the primary Social Security benefit. Pursuant to changes required by the Tax Reform Act of 1986 (the "1986 Act"), the Company amended the Plan to cease further accruals under the Offset Formula as of July 31, 1989. Participants who were eligible to receive a benefit under the Offset Formula will receive the greater of their benefit determined under the Excess Formula or their benefit determined under the Offset Formula as of July 31, 1989. The maximum permitted annual retirement income under either formula is $130,000.

     The following table sets forth estimated annual retirement benefits payable at age 65 for participants in certain compensation and years of service classifications using the highest number obtainable under both formulas (based on the maximum Social Security benefit in effect for the calendar year ending December 31, 1997):



     Five Highest
     Consecutive                                                              ANNUAL BENEFITS
   Years' Earnings
                       -------------------------------------------------------------------------------------------------------------
                                15 Years                 20 Years                 25 Years                 30 Years        35 Years
                                --------                 --------                 --------                 --------        --------

      $ 90,000                 $ 13,500                  $17,900                  $22,400                  $26,900         $31,300

       120,000                   19,900                   25,100                   31,400                   37,700          43,900

       150,000                   27,400                   32,300                   40,400                   48,500          56,500

  180,000 or higher              28,400                   33,300                   41,600                   49,900          58,200



     Under the Plan, Arthur S. Wolcott and Kraig H. Kayser have 49 years and 6 years of credited service, respectively. Their compensation during fiscal year 1998 covered by the Plan was $336,000 for Mr. Wolcott and $292,000 for Mr. Kayser. The Code limits the amount of compensation that can be taken into account in calculating retirement benefits (for 1998 the limit is $160,000).


Directors' Fees

     During fiscal year 1998, directors were paid a fee of $1,000 per month. Any director who is also an officer of the Company receives no director's fee.

Stock Options

     No options were granted or exercised in the period from April 1, 1997, to the date of this Prospectus, nor were any unexpired options held at the latter date by any officer or director of the Company.


Profit Sharing Bonus Plan

     The Company has a Profit Sharing Bonus Plan for certain eligible employees of the Company ("Corporate Profit Sharing" for the officers and certain key corporate employees and "Operating Unit Profit Sharing" for certain key operating unit employees). Under Corporate Profit Sharing, some or all of the Corporate Profit Sharing Pool (10% of the Corporate Bogey as defined below) will be paid only if Pre-Tax Profits (as defined) equal or exceed the Corporate Bogey. The bonuses will be distributed at the sole discretion of the Company's chief executive officer upon approval of such bonuses by the Compensation Committee of the Board of Directors. Under the Operating Unit Profit Sharing, the Operating Unit Profit Sharing pool (10% of Pre-Tax Profit less the Operating Unit Bogey as defined below) will be paid only if the Pre-Tax Profit of the Operating Unit equals or exceeds the Operating Unit Bogey. The bonuses will be distributed at the discretion of the Operating Unit President. For fiscal 1998 the Corporate Bogey will be equal to the greater of (i) five percent of the prior year's Consolidated Net Worth of the Company plus the Pillsbury Subordinated Note or (ii) five percent plus the annual increase in the Consumer Price Index greater than five percent, times the prior year's Consolidated Net Worth of the Company. The Operating Unit Bogey will be an amount equal to the average gross assets employed by the Vegetable, Juice or Flight Operations for the preceding 12 months divided by the consolidated average gross assets of the Company for the same period multiplied by the Corporate Bogey.

     The bonuses earned by the Company's Named Officers for the 1998 fiscal year are included in the executive compensation table above. No bonuses were earned in 1998, 1997 or 1996 under the Plan.


Compensation Committee Interlocks and Insider Participation

     Mr. Kayser serves as a member of the Compensation Committee of Moog Inc. and as a director on its Board. Mr. Brady, who is the President and Chief Executive Officer of Moog Inc., serves as a director on Company's Board. Members of the Company's Compensation Committee are David L. Call (Chairman), Edward O. Gaylord and Susan W. Stuart.

                             OWNERSHIP OF SECURITIES


          Ownership by Management. The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding Class A Common Stock, Class B Common Stock, 6% Preferred Stock, 10% Series A Preferred Stock and 10% Series B Preferred Stock by each director and by all directors and officers as a group as of July 6, 1998 (assuming the (i) purchase of an aggregate of 3,666,667 shares of New Preferred Stock by the New Investors;
(ii) the conversion of the New Preferred Stock into 3,666,667 shares of Class A Common Stock by the New Investors; and (iii) the exercise of each of the Rights issued to the Related Marks Shareholders; ("beneficial ownership" for these purposes is determined in accordance with applicable Securities and Exchange Commission ("SEC") rules and includes shares over which a person has sole or shared voting power or investment power):

           Name                           Title of Class                     Shares Beneficially
                                                                                     Owned(1)               Percent of Class
                                                                            Prior to          After         Prior to       After
                                                                            Offering        Offering        Offering     Offering
           ----                            -------------                    --------        --------        --------     --------

Edward O. Gaylord            Class A Common Stock                                4,544           4,544        --- (2)      --- (2)
                             Class B Common Stock                                4,544           4,544        --- (2)      --- (2)
G. Brymer Humphreys          Class A Common Stock                                  800             800        --- (2)      --- (2)
                             Class B Common Stock                                  800             800        --- (2)      --- (2)
Kraig H. Kayser              Class A Common Stock (3)                          269,929         269,929       8.60%        3.70%
                             Class B Common Stock (4)                          278,329         278,329      10.00        10.00
                             6% Preferred Stock (5)                              8,000           8,000       4.00         4.00
                             10% Series A Preferred Stock (6)                  173,812         173,812      42.70        42.70
                             10% Series B Preferred Stock (7)                  165,080         165,080      41.30        41.30
David L. Call                Class A Common Stock (8)                              600             600        --- (2)      --- (2)
                             Class B Common Stock (8)                              600             600        --- (2)      --- (2)
Susan W. Stuart              Class A Common Stock (9)                          186,151         186,151       5.90         2.55
                             Class B Common Stock (10)                         191,733         191,733       6.90         6.90
                             6% Preferred Stock                                 25,296          25,296      12.60        12.60
Arthur S. Wolcott            Class A Common Stock (11)                         252,549         252,549       8.00         3.46
                             Class B Common Stock (12)                         264,634         264,634       9.50         9.50
                             6% Preferred Stock (13)                            63,288          63,288      31.60        31.60
                             10% Series A Preferred Stock (14)                 212,840         212,840      52.30        52.30
                             10% Series B Preferred Stock (15)                 212,200         212,200      53.00        53.00
Andrew M. Boas               Class A Common Stock (16)                               0       3,666,667        --- (2)    50.27
All directors and            Class A Common Stock (18)                         481,759       4,632,514      15.30        63.51
officers as a group (17)     Class B Common Stock (19)                         509,826         509,826      18.20        18.20
                             6% Preferred Stock (20)                            96,584         296,584      48.30        48.30
                             10% Series A Preferred Stock (21)                 386,652         386,652      94.90        94.90
                             10% Series B Preferred Stock (22)                 377,280         377,280      94.30        94.30


                  (1) Unless otherwise stated, each person named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned by that person. No stock options are held by any of the named individuals or the group. The holdings of Class A Common Stock and Class B Common Stock listed in the table do not include the shares obtainable upon conversion of the 10% Series A Preferred Stock and the 10% Series B Preferred Stock, which are currently convertible into Class A Common Stock and Class B Common Stock on the basis of 20 and 30 shares of Preferred Stock, respectively, for each share of Common Stock.

                  (2)      Less than 1.0%.

                  (3) Mr. Kayser has sole voting and investment power over 51,928 shares of Class A Common Stock owned by him and sole voting but no investment power over 24,950 shares owned by his siblings and their children which are subject to a voting trust agreement of which Mr. Kayser is a trustee. Mr. Kayser has shared voting and investment power with respect to 76,644 shares held in two trusts of which he is a co-trustee and in which he and members of his family are beneficiaries. Robert Oppenheimer of Rochester, New York is the other co-trustee of the trusts. The shares in the table include (i) 6,117 shares held by the Company's Tax Credit Employee Stock Ownership Plan Trust (the "PAYSOP"), of which Mr. Kayser is a trustee; (ii) 78,188 shares held by the Seneca Foods Corporation Employees' Pension Benefit Plan (the "Pension Plan"), of which Mr. Kayser is a trustee; and (iii) 32,102 shares held by the Seneca Foods Foundation (the "Foundation"), of which Mr. Kayser is a director. The shares reported in the table do not include (i) 14,912 shares owned by Mr. Kayser's mother, (ii) 19,000 shares held in trust for Mr. Kayser's mother, or (iii) 10,534 shares held by the Seneca Foods Corporation Employees Savings Plan (the "401(k) Plan"), over which the Company's officers may be deemed to have shared voting and investment power. Mr. Kayser has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation. He disclaims beneficial ownership of the shares held by his mother and in trust for his mother and the shares held by the 401(k) Plan.

                  (4) Mr. Kayser has sole voting and investment power over 53,628 shares of Class B Common Stock owned by him and sole voting but no investment power over 32,650 shares owned by his siblings and their children which are subject to a voting trust agreement of which Mr. Kayser is a trustee. Mr. Kayser has shared voting and investment power with respect to 76,644 shares held in two trusts of which he is a co-trustee and in which he and members of his family are beneficiaries. Robert Oppenheimer of Rochester, New York is the other co-trustee of the trusts. The shares in the table include (i) 6,117 shares held by the PAYSOP, of which Mr. Kayser is a trustee; (ii) 78,188 shares held by the Pension Plan, of which Mr. Kayser is a trustee; and (iii) 31,102 shares held by the Foundation, of which Mr. Kayser is a director. The shares in the table do not include (i) 14,912 shares owned by Mr. Kayser's mother; (ii) 19,000 shares held in trust for Mr. Kayser's mother; and (iii) 3,916 shares held by the 401(k) Plan, over which the Company's officers may be deemed to have shared voting and investment power. Mr. Kayser has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation. He disclaims beneficial ownership of the shares held by his mother and in trust for his mother and the shares held by the 401(k) Plan.

                  (5) Does not include 27,536 shares of 6% Preferred Stock held by Mr. Kayser's brother, as to which Mr. Kayser disclaims beneficial ownership. See the table under "--Principal Owners of Voting Stock."

                  (6) Mr. Kayser has shared voting and investment power with respect to 141,644 shares of 10% Series A Preferred Stock held in two trusts described in note 3 above. The total 173,812 shares of 10% Series A Preferred Stock are convertible into 8,690 shares of Class A Common Stock and 8,690 shares of Class B Common Stock.

                  (7) Mr. Kayser has shared voting and investment power with respect to 165,080 shares of 10% Series B Preferred Stock held in two trusts described in notes 3 and 4 above. These shares are convertible into 5,502 shares of Class A Common Stock and 5,502 shares of Class B Common Stock.

                  (8) Dr. Call has sole voting and investment power over 200 shares of Class A Common Stock and 200 shares of Class B Common Stock he owns. He has shared voting and investment power over 400 shares of Class A Common Stock and 400 shares of Class B Common Stock owned jointly with his spouse.

                  (9) The shares in the table include (i) 11,276 shares of Class A Common Stock held by Ms. Stuart's husband;
                           (ii) 2,594 shares owned by her sister's son, of which Ms. Stuart is the trustee; (iii) 6,117 shares held by the PAYSOP, of which Ms. Stuart is a trustee; (iv) 78,188 shares held by the Pension Plan, of which Ms. Stuart is a trustee; and (v) 32,102 shares held by the Foundation of which Ms. Stuart is a director. Ms. Stuart has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation and sole voting and investment power with respect to the shares owned by her sister's son. She disclaims beneficial ownership of the shares held by her husband.

                  (10) The shares in the table include (i) 12,668 shares of Class B Common Stock held by Ms. Stuart's husband;
                           (ii) 6,392 shares owned by her sister's sons, of which Ms. Stuart is the trustee; (iii) 6,117 shares held by the PAYSOP, of which Ms. Stuart is a trustee;
                           (iv) 78,188 shares held by the Pension Plan, of which Ms. Stuart is a trustee; and (v) 31,102 shares held by the Foundation of which Ms. Stuart is a director. Ms. Stuart has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation and sole voting and investment power with respect to the shares owned by her sister's sons. She disclaims beneficial ownership of the shares held by her husband.

                  (11) The shares in the table include (i) 46,826 shares of Class A Common Stock held by Mr. Wolcott's wife; (ii) 6,117 shares held by the PAYSOP, of which Mr. Wolcott is a trustee; (iii) 78,188 shares held by the Pension Plan, of which Mr. Wolcott is a trustee; and (iv) 32,102 shares held by the Foundation, of which Mr. Wolcott is a director. The shares reported in the table do not include (i) 278,540 shares of Class A Common Stock held directly by Mr. and Mrs. Wolcott's offspring and their families (including Susan W. Stuart) or (ii) 10,534 shares held by the 401(k) Plan, over which the Company's officers may be deemed to have shared voting and investment power. Mr. Wolcott has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation. He disclaims beneficial ownership with respect to the shares held by his wife, his offspring and their families and the 401(k) Plan.

                  (12) The shares in the table include (i) 34,338 shares of Class B Common Stock held by Mr. Wolcott's wife; (ii) 6,117 shares held by the PAYSOP, of which Mr. Wolcott is a trustee; (iii) 78,188 shares held by the Pension Plan, of which Mr. Wolcott is a trustee; and (iv) 31,102 shares held by the Foundation, of which Mr. Wolcott is a director. The shares in the table do not include (i) 316,516 shares of Class B Common Stock held directly by Mr. and Mrs. Wolcott's offspring and their families (including Susan W. Stuart) or (ii) 3,916 shares held by the 401(k) Plan, over which the Company's officers may be deemed to have shared voting and investment power. Mr. Wolcott has shared voting and investment power with respect to the shares held by the PAYSOP, the Pension Plan and the Foundation. He disclaims beneficial ownership with respect to the shares held by his wife, his offspring and their families and the 401(k) Plan.

                  (13) Includes 30,444 shares of 6% Preferred Stock held under a shareholder voting agreement giving Mr. Wolcott sole voting power of the shares, but not investment power or beneficial ownership of the shares. Does not include 101,176 shares of 6% Preferred Stock held directly by Mr. and Mrs. Wolcott's offspring (including Susan W. Stuart), as to which Mr. Wolcott disclaims beneficial ownership.

                  (14) These shares are convertible into 10,642 shares of Class A Common Stock and 10,642 shares of Class B Common Stock.

                  (15) These shares are convertible into 7,073 shares of Class A Common Stock and 7,073 shares of Class B Common Stock.

                  (16) Includes 3,666,667 shares owned by the New Investors as to which Mr. Boas disclaims beneficial ownership.

                  (17) Does not include 300 shares of Class A Common Stock and 300 shares of Class B Common Stock owned by Mr. Brady's children as to which Mr. Brady disclaims beneficial ownership.

                  (18)     See notes 3, 8, 9, 11, 16 and 17 above.

                  (19)     See notes 4, 8, 10 and 12 above.

                  (20)     See notes 5 and 13 above.

                  (21)     See notes 6 and 14 above.

                  (22)     See notes 7 and 15 above.


                  Principal Owners of Voting Stock. The following table sets forth, as of July 1, 1998, certain information with respect to persons known by the Company to be the beneficial owners of more than five percent of the classes of stock ("beneficial ownership" for these purposes is determined in accordance with applicable Commission rules and includes shares over which a person has sole or shared voting power or investment power). The holdings of Common Stock listed in the table do not include the shares obtainable upon conversion of the 10% Series A Preferred Stock and the 10% Series B Preferred Stock, which are currently convertible into Class A Common Stock and Class B Common Stock on the basis of 20 and 30 shares of Preferred Stock, respectively, for each share of Common Stock. The holdings of Class A Common Stock listed in the table as held "After Offering" assumes (i) the issuance to the New Investors of 3.667 million shares of New Preferred Stock and the conversion of those shares into shares of Class A Common Stock; (ii) the exercise by the Related Marks Shareholders of their Rights and the conversion of shares pursuant thereto into shares of Class A Common Stock; and (iii) that no other shareholders exercise their Rights.


                           6% Preferred Stock


                                                  Amount of Shares and Nature of Beneficial Ownership
Name and Address                         Sole Voting          Shared Voting and        Total        Percent of Total
                                                                                       -----        ----------------
of Beneficial Owner                 and Investment Power      Investment Power
-------------------                 --------------------      ----------------

Arthur S. Wolcott (1)                             32,844              30,444 (2)         63,288               31.6%
L. Jerome Wolcott, Sr. Trust                         ---              30,444 (3)         30,444               15.2
Southbury, Connecticut
Kurt C. Kayser                                   27,536 (4)              ---             27,536               13.8
Sarasota, Florida
Susan W. Stuart                                  25,296 (5)              ---             25,296               12.6
Fairfield, Connecticut
Bruce S. Wolcott                                 25,296 (5)              ---             25,296               12.6
Canandaigua, New York
Grace W. Wadell                                  25,292 (5)              ---             25,292               12.6
Bala Cynwyd, Pennsylvania
Mark S. Wolcott                                  25,292 (5)              ---             25,292               12.6



                           10% Series A Preferred Stock


                                                  Amount of Shares and Nature of Beneficial Ownership
Name and Address                         Sole Voting          Shared Voting and        Total       Percent of Total
                                                                                       -----       ----------------
of Beneficial Owner                 and Investment Power      Investment Power
-------------------                 --------------------      ----------------
Arthur S. Wolcott                               212,840 (6)           ---             212,840                52.3%
Kraig H. Kayser (7)                              32,168           141,644 (8)         173,812                42.7
Hannelore Wolcott                                20,588               ---              20,588                 5.1
Penn Yan, New York

                           10% Series B Preferred Stock

                                                 Amount of Shares and Nature of Beneficial Ownership
Name and Address                       Sole Voting           Shared Voting and         Total        Percent of Total
                                                                                       -----        ----------------
of Beneficial Owner                and Investment Power       Investment Power
-------------------                --------------------       ----------------
Arthur S. Wolcott                              212,200 (9)           ---              212,200                53.0%
Kraig H. Kayser                                    ---           165,080 (10)         165,080                41.3
Hannelore Wolcott                               22,720               ---               22,720                 5.7






                           Class B Common Stock

                                                 Amount of Shares and Nature of Beneficial Ownership
Name and Address                       Sole Voting           Shared Voting and          Total        Percent of Total
                                                                                        -----        ----------------
of Beneficial Owner                and Investment Power       Investment Power
-------------------                --------------------       ----------------
Edwin S. Marks (11) (12)                           145,000          335,088             480,088              17.2%
Kraig H. Kayser                                     53,628          224,701  (13)       278,329              10.0
Arthur S. Wolcott                                  114,889          149,745  (14)       264,634               9.5
CMCO, Inc. (15)                                    232,568              ---             232,568               8.3
Susan W. Stuart                                     57,266          134,467  (16)       191,733               6.9
Hansen Fruit & Cold Storage                        170,500              ---             170,500               6.1
Co., Inc. (17)

                           Class A Common Stock

                                                        Amount of Shares and Nature of Beneficial Ownership
Name and Address                       Sole Voting             Shared Voting and               Total             Percent of Total
                                                                                               -----             ----------------
of Beneficial Owner                and Investment Power         Investment Power
                                   Prior to       After       Prior to       After     Prior to      After     Prior to     After
                                   Offering     Offering      Offering      Offering   Offering    Offering    Offering   Offering
-------------------                --------     --------      --------      --------   --------    --------    --------   --------

Edwin S. Marks (11)(18)                145,000     290,000         343,088    682,176     488,088     972,176      15.5%      13.30%
Great Neck, New York
The Pillsbury Company                      ---         ---         346,570    346,570     346,570     346,570      11.0        4.75
Grant Metropolitan PLC
Minneapolis, Minnesota (19)
Kraig H. Kayser (20)                    51,928      51,928         218,001    218,001     269,929     269,929       8.6        3.70
Arthur S. Wolcott (21)                  89,316      89,316         163,233    163,233     252,549     252,549       8.0        3.46
CMCO, Inc. (15)                        232,568     465,136             ---        ---     232,568     465,136       7.4        6.38
New York, New York
Susan W. Stuart (22)                    55,874      55,874         130,277    130,217     186,151     186,151       5.9        2.55
Hansen Fruit & Cold Storage            170,500     170,500             ---        ---     170,500     170,500       5.4        2.34
Co., Inc. (17)
Yakima, Washington
Carl Marks Strategic                       ---   2,750,000            ---        ---         ---    2,750,000       ---       37.70
 Investments, L.P.
New York, New York
Carl Marks Strategic                       ---     825,000             ---        ---         ---     825,000       ---       11.31
 Investments II, L.P.
New York, New York
Uranus Fund, Ltd.                          ---      91,667             ---        ---         ---      91,667       ---        1.26
New York, New York



   (1)   Business address:  Suite 1010, 1605 Main Street, Sarasota, Florida 34236.

   (2) See note 13 to the table under the heading "--Ownership by Management" and note 3 below.

   (3) The L. Jerome Wolcott, Sr. Trust does not have voting power but has other attributes of beneficial ownership with respect to these shares, which are also included in Arthur S. Wolcott's shares (see note 2 above).

   (4) These shares are included in the shares described in note 5 to the table under the heading "--Ownership by Management."

   (5) These shares are included in the shares described in note 13 to the table under the heading "--Ownership by Management."

   (6)   See note 14 to the table under the heading "--Ownership by Management."

   (7)   Business address: 1162 Pittsford-Victor Road, Pittsford, New York 14534.

   (8)   See note 6 to the table under the heading "--Ownership by Management."

   (9)   See note 15 to the table under the heading "--Ownership by Management."

   (10)  See note 7 to the table under the heading "--Ownership by Management."

   (11) Based on a statement on Schedule 13D filed by Edwin S. Marks with the Commission (as most recently amended in July 1998). See also note 16 below.

   (12) Edwin S. Marks shares voting and dispositive power with respect to 102,520 of these shares with his wife. He disclaims beneficial ownership of his wife's shares. The balance of the shares in this column are owned by CMCO, Inc. See notes 11 and 12 above.

   (13)  See note 4 to the table under the heading "--Ownership by Management."

   (14)  See note 12 to the table under the heading "--Ownership by Management."

   (15) Based on a statement on Schedule 13D filed by CMCO, Inc. with the Commission (as most recently amended in July 1998). CMCO, Inc. is a private holding company of which Edwin S. Marks is the President and a shareholder. See also note 11 above and note 19 below.

   (16)  See note 10 to the table under the heading "--Ownership by Management."

   (17) Based on a statement on Schedule 13D filed with the Commission by Hansen Fruit & Cold Storage Co., Inc. ("Hansen Fruit") in November 1988. According to the Schedule 13D, Gary Hansen, the President and a director of Hansen Fruit, has sole voting and dispositive power over the indicated shares.

   (18) Edwin S. Marks shares voting and dispositive power with respect to 110,520 of these shares with his wife and his daughters. He disclaims beneficial ownership of these shares. The balance of the shares in this column are owned by CMCO, Inc. See note 16 below.

   (19) Based on a statement on Schedule 13D filed by Pillsbury and Grand Metropolitan with the Commission in March 1996.

   (20)  See note 3 to the table under the heading "--Ownership by Management."

   (21)  See note 11 to the table under the heading "--Ownership by Management."

   (22)  See note 9 to the table under the heading "--Ownership by Management."

                                  LEGAL MATTERS

     Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York will pass upon certain legal matters for the Company with respect to the shares offered hereby.


                                     EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule included in this Prospectus as of March 31, 1998 and 1997 and for each of the three years in the period March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----

Independent Auditors' Report..............................................F-2

Consolidated Statements of Net Earnings for the years ended March 31,
     1998, 1997 and 1996..................................................F-3

Consolidated Balance Sheets as of March 31, 1998 and 1997.................F-4

Consolidated Statements of Cash Flows for the years ended March 31, 1998,
     1997 and 1996........................................................F-5

Consolidated Statements of Stockholders' Equity for the years ended
     March 31, 1998, 1997 and 1996 .......................................F-6

Notes to Consolidated Financial Statements................................F-7

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP
Rochester, New York
May 22, 1998 (June 16, 1998 as to Note 4)



Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)




Years ended March 31,                                                             1998             1997              1996

--------------------------------------------------------------------------------------------------------------------------


Revenue:
   Net sales                                                                 $ 703,220        $ 730,135         $ 507,988
   Other income                                                                     --            8,308             4,271
                                                                               -------          -------           -------



                                                                               703,220          738,443           512,259



Costs and expenses:
   Cost of product sold                                                        649,841          669,261           452,584
   Selling, general, and administrative expense                                 35,056           28,609            31,640
   Interest expense, net of interest income of $109, $185, and
     $180, respectively                                                         26,780           28,827            28,157
   Non-recurring charge                                                             --               --            15,078
                                                                               -------          -------           -------



                                                                               711,677          726,697           527,459

----------------------------------------------------------------------------------------------------------------------------



Earnings (loss) before income taxes                                             (8,457)          11,746           (15,200)
Income taxes                                                                    (3,313)           4,215            (5,053)
                                                                              ----------------------------------------------



   Net earnings (loss)                                                       $  (5,144)       $   7,531         $ (10,147)
==========================================================================================================================



Basic earnings (loss) per common share                                       $    (.87)       $    1.27         $  (1.81)
==========================================================================================================================



Diluted earnings (loss) per common share                                     $    (.87)       $    1.25         $   (1.81)
==========================================================================================================================


See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                              1998               1997

------------------------------------------------------------------------------------------------------------------------------------


Assets:
Current Assets:
   Cash and short-term investments                                                               $   4,077             $   1,584
   Accounts receivable, less allowance for doubtful accounts
     of $207 and $200, respectively                                                                 48,647                36,477
   Inventories:
     Finished products                                                                             118,067                90,414
     In process                                                                                     25,440                25,357
     Raw materials and supplies                                                                     50,537                42,426
   Refundable income taxes                                                                           1,576                    --
   Deferred tax asset                                                                                3,870                 6,156
   Prepaid expenses                                                                                  1,680                 4,432
                                                                                        -----------------------------------------
       Total Current Assets                                                                        253,894               206,846

---------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                         2,624                 1,738
---------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                              6,117                 5,449
   Building                                                                                         99,708                88,959
   Equipment                                                                                       287,899               261,444

                                                                                        -----------------------------------------
                                                                                                   393,724               355,852

Less accumulated depreciation and amortization                                                     175,316               148,413

                                                                                        -----------------------------------------
       Net Property, Plant, and Equipment                                                          218,408               207,439

---------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                            $ 474,926             $ 416,023
=================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                 $  62,270             $  18,000
   Accounts payable                                                                                 46,540                24,435
   Accrued expenses                                                                                 21,210                21,996
   Current portion of long-term debt and capital lease obligations                                  11,575                 9,465
   Income taxes                                                                                         --                   599
                                                                                          --------------------------------------
     Total Current Liabilities                                                                     141,595                74,495
Long-Term Debt                                                                                     219,023               214,848
Capital Lease Obligations                                                                            8,835                 9,280
Deferred Gain and Other Liabilities                                                                  8,750                 7,867
Deferred Income Taxes                                                                                7,598                15,797
Commitments (Note 5)                                                                                   --                     --
                                                                                       -----------------------------------------
       Total Liabilities                                                                           385,801               322,287
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                                                                      70                    70
   Common stock                                                                                      2,666                 2,666
                                                                                        -----------------------------------------
     Total Capital Stock                                                                             2,736                 2,736
   Additional paid-in capital                                                                        5,913                 5,913
   Net unrealized gain on available-for-sale securities                                              1,026                   435
   Retained earnings                                                                                79,450                84,652
                                                                                       -----------------------------------------
       Total Stockholders' Equity                                                                   89,125                93,736

---------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                              $ 474,926             $ 416,023
=================================================================================================================================


See notes to consolidated financial statements.


Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    1998              1997               1996
-----------------------------------------------------------------------------------------------------------------------------------



Cash flows from operating activities:
   Net earnings (loss)                                                              $  (5,144)        $   7,531         $  (10,147)
   Adjustments to reconcile net earnings (loss) to
     net cash provided (used) by operations:
       Depreciation and amortization                                                   28,849            26,338             23,563
       Deferred income taxes                                                           (6,231)           (1,868)            (2,215)
       Gain on the sale of assets                                                          --            (8,308)            (4,271)
       Changes in operating assets and liabilities:
         Accounts receivable                                                           (8,083)           14,641            (18,517)
         Inventories                                                                   (7,154)           71,562            (91,646)
         Prepaid expenses                                                               2,907            (3,391)              (240)
         Accounts payable, accrued expenses and other liabilities                      18,679           (23,327)            21,376
         Income taxes                                                                  (2,175)            6,653             (3,985)
                                                                                      --------           ------            --------
       Net cash provided by (used in) operations                                       21,648            89,831            (86,082)
------------------------------------------------------------------------------------------------------------------------------------



Cash flows from investing activities:
   Acquisitions                                                                       (53,672)               --                 --
   Additions to property, plant, and equipment                                        (15,693)          (11,650)           (67,897)
   Disposals of property, plant, and equipment                                            135               699                876
   Proceeds from sale of common stock of Moog Inc.                                         --            12,863                 --
   Proceeds from the sale of assets                                                        --             4,643              8,904
                                                                                      -------            ------             ------
       Net cash provided by (used in) investing activities                            (69,230)            6,555            (58,117)
-----------------------------------------------------------------------------------------------------------------------------------



Cash flows from financing activities:
   Net (payments) borrowings on notes payable                                          44,270           (95,000)           113,000
   Proceeds from issuance of long-term debt and
     sale and leaseback                                                                15,106             1,343              9,258
   Payments of long-term debt and capital lease obligations                            (9,266)           (2,572)            (3,068)
   Dividends paid                                                                         (58)               --                (12)
   Other assets                                                                            23               130               (220)
                                                                                       ------            ------            --------
       Net cash provided by (used in) financing activities                             50,075           (96,099)           118,958
-----------------------------------------------------------------------------------------------------------------------------------




Net increase (decrease) in cash and short-term investments                              2,493               287            (25,241)
Cash and short-term investments, beginning of year                                      1,584             1,297             26,538
                                                                                        -----             -----             ------
Cash and short-term investments, end of year                                        $   4,077         $   1,584         $    1,297
====================================================================================================================================


Supplemental  disclosures of cash flow information:
  Cash paid (received) during the year for:
     Interest                                                                       $  28,042         $  28,751         $   26,480
     Income taxes                                                                       5,092              (570)             1,147
Supplemental information of noncash investing and financing activities:

         In 1997 an additional $7,558 was added to the secured nonrecourse subordinated note in conjunction with the acquisition of additional assets.
     In 1996 the Company reached an agreement with Pillsbury to convert $6,000 of its subordinated note into the Company's Class A Common Stock.

===============================================================================================================================



See notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)


                                Preferred Stock
                        --------------------------------
                                      6%      Class A 10%
                         Cumulative Par    Cumulative Par                                                 Net Unrealized
                             Value $.25       Value $.025          Class A           Class B  Additional  Gain (Loss) on
                        Callable at Par       Convertible     Common Stock      Common Stock     Paid-In  Available-For-   Retained
                                 Voting            Voting   Par Value $.25    Par Value $.25     Capital  Sale Securities  Earnings

-----------------------------------------------------------------------------------------------------------------------------------



Shares authorized               200,000         1,400,000       10,000,000        10,000,000

===========================================================================================
Shares issued and outstanding:

    March 31, 1996              200,000           807,240        3,143,125        2,796,555
============================================================================================
    March 31, 1997              200,000           807,240        3,143,125        2,796,555
============================================================================================
    March 31, 1998              200,000           807,240        3,143,125        2,796,555
============================================================================================

Balance March 31, 1995              $50             $  20            $  --          $  1,880      $     --      $   892    $ 87,979

   Net loss                          --                --               --                --            --           --     (10,147)
   Cash dividends paid
     on preferred stock              --                --               --                --            --           --         (12)
   Debt to equity conversion         --                --               87                --         5,913           --          --
   Stock split in the form of
   a dividend                        --                --              699                --            --           --        (699)
   Net unrealized gain change        --                --               --                --            --        4,277          --
------------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1996               50                20              786             1,880         5,913        5,169      77,121
   Net earnings                      --                --               --                --            --           --       7,531
   Net unrealized gain change        --                --               --                --            --       (4,734)         --
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1997               50                20              786             1,880         5,913          435      84,652
   Net loss                          --                --               --                --            --           --      (5,144)
   Cash dividends paid
    on  preferred stock              --                --               --                --            --           --         (58)
   Net unrealized gain change        --                --               --                --            --          591          --
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1998              $50             $  20            $ 786          $  1,880        $5,913       $1,026    $ 79,450
===================================================================================================================================



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 31 plants and warehouses in eight states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. With the exception of the relationship with Pillsbury, wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure.

Cash and Short-Term Investments - The Company considers all highly liquid instruments purchased with a maturity of three months or less as short-term investments.

Inventories  -  Inventories  are  stated at lower of cost;  first-in,  first-out
(FIFO); or market.

Income Taxes - The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Earnings per Common Share - Basic earnings per share are calculated on the basis of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which the Company adopted in the fourth quarter of 1998. Earnings per common share amounts of all prior years have been restated. The additional shares and dividends were not considered in the diluted calculation below since diluting a loss is not allowed under SFAS No. 128.

A reconciliation of basic earnings per share with diluted earnings per share follows:

Years ended March 31                                                       1998                   1997                    1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands, except per share amounts)

Basic
-----
Net earnings (loss)                                                        $  (5,144)              $   7,531             $ (10,147)
Deduct preferred stock dividends paid                                             58                      --                    12
                                                                            --------                 -------               -------
Basic net earnings (loss)                                                  $  (5,202)              $   7,531             $ (10,159)
====================================================================================================================================

Weighted average common shares outstanding                                     5,940                  5,940                  5,622
====================================================================================================================================

Basic earnings (loss) per share                                            $    (.87)           $      1.27             $    (1.81)
====================================================================================================================================

Diluted
-------
Basic net earnings (loss)                                                 $   (5,202)            $   7,531               $ (10,159)
Add dividends on convertible preferred stock                                      --                     --                      --
                                                                               -----                  -----                   -----
Net earnings applicable to common stock on                                $   (5,202)            $   7,531               $ (10,159)
  a diluted basis
====================================================================================================================================
Shares used in calculating basic earnings
  per share above                                                              5,940                  5,940                   5,622
Additional shares to be issued under full
  conversion of preferred stock                                                   --                     68                      --
                                                                               -----                  ------                  -----

Total shares for diluted                                                       5,940                  6,008                   5,622
====================================================================================================================================

Diluted earings (loss) per share                                          $      (.87)           $      1.27             $    (1.81)
====================================================================================================================================


Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and determined that no impairment loss need be recognized in 1998 and 1997.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

New Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for the Company during 1999. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of these standards.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

Other assets includes the Company's investment in the Class B Common Stock of Moog Inc., which is carried at fair value. There was a realized gain on the sale of Class A Common Stock of Moog Inc. of $7,501,000 before income taxes in 1997. There were no realized gains or losses in 1998 and 1996, and gross unrealized holding gains were $1,604,000, $695,000 and $7,832,000, at March 31, 1998, 1997
and 1996, respectively.


3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. At March 31, 1998, the Company had $3,835,963 outstanding for letters of credit and an unsecured revolving line of credit totaling $130,000,000. The line is renewable in 1999 and provides for loans of varying maturities at rate options based on Prime, Eurodollar, or Money Market. This unsecured revolving line of credit provides for various financial covenants. The Company was not in compliance with certain of these financial covenants at March 31, 1998 and is in the process of obtaining waivers from the lending institutions.

As of March 31, 1998 and 1997, the amounts borrowed under the revolving line of credit were $62,270,000 and $18,000,000, respectively. The weighted average interest rate on the amounts borrowed during these periods were 7.88% and 7.94%, respectively.

4.  Long-Term Debt

                                                                                                            1998                1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                           $   69,000          $   75,000
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                 71,583              74,583
Note payable to insurance company, 10.81%, due through 2009                                               50,000              50,000
Note payable to insurance company, 9.17%, due through 2004                                                10,000                  --
Note payable to bank, 9.17%, due through 2004                                                              5,000                  --
Industrial Revenue Develoment Bonds, variable rate, due through 2028                                      22,630              22,630
Other                                                                                                      1,944               1,738
                                                                                                        --------            --------
                                                                                                         230,147             223,951
Less current portion                                                                                      11,134               9,103
                                                                                                        --------             -------
                                                                                                      $  219,023          $  214,848
                                                                                                    ================================

Certain debt agreements provide various financial covenants including a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 1998. The Company was not in compliance with certain of these financial covenants relating to a portion of its Long-Term Debt at March 31, 1998. On June 16, 1998, the Company obtained unconditional waivers from the lending institutions. In addition, the lending institutions have amended, or in one instance agreed to amend, certain financial covenants for 1999 based on the Company's projections, which, if achieved, will permit the Company to be in compliance.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000 which are backed by direct pay letters of credit.

Debt repayment requirements for the next five fiscal years are:

                                 (In thousands)
                              1999     $11,134
                              2000      15,773
                              2001      18,781
                              2002      20,750
                              2003      23,746



5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments and limited obligation special revenue bonds which bear interest rates from 3.55% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2007.

During 1996, the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold for $9,258,000 and leased back under a 20-year lease agreement. This transaction produced a gain of $4,178,000 which was deferred and is being amortized over the 20-year lease period.

Leased assets under capital leases consist of the following:
(In thousands)
                                        1998                             1997
-----------------------------------------------------------------------------
Land                                $    160                         $    160
Buildings                              1,792                            1,792
Equipment                             10,359                           10,385
                         ----------------------------------------------------
                                      12,311                           12,337
Less accumulated amortization          4,510                            3,519
                         ----------------------------------------------------
                                    $  7,801                          $ 8,818
=============================================================================


The following is a schedule by year of minimum payments due under leases as of March 31, 1998:

                                      Operating                       Capital
-----------------------------------------------------------------------------
                                                    (In thousands)
Year ending March 31:
         1999                            $4,490                     $     841
         2000                             3,466                           843
         2001                             2,901                           843
         2002                             1,863                           842
         2003                             1,406                           844
         2004-2014                        3,017                         8,803
                                       --------                       -------
         Total minimum payment required $17,143                       $13,016
===============================================

Less interest                                                           3,740
Present value of minimum lease payments                                 9,276
Amount due within one year                                                441
                                                                      -------
Long-term capital lease obligations                                     8,835
=============================================================================

Aggregate rental expense in 1998,  1997, and 1996 was  $10,057,000,  $7,881,000,
and $7,076,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the following:

                                                             1998                       1997                      1996
                                                    ---------------------------------------------------------------------
                                                                                   (In thousands)


Current:
                  Federal                                 $  (485)                     $3,438                $   (3,282)
                  State                                       170                         116                       762
                                                            ------                    -------                   -------
                                                             (315)                      3,554                    (2,520)
Deferred:
                  Federal                                  (2,509)                        465                    (1,961)
                  State                                      (489)                        196                       572
                                                          --------                    -------                   -------
                                                           (2,998)                        661                    (2,533)
                                                          --------                    -------                   -------
Total Income taxes                                       $ (3,313)                    $ 4,215                 $  (5,053)
                                                         =========                    =======                 =========

At March 31, 1998, the Company has Alternative Minimum Tax Credits in the amount of $5,658,000 to offset future years' regular tax expense, and Research and Development Credits carryforwards in the amount of $298,000, expiring as follows:

           Year                            Credit
           ----                            ------
           2007                            $125,000
           2008                              36,000
           2009                              50,000
           2010                              51,000
           2011                              51,000
           2012                               5,000
                                           --------
                                           $298,000
                                           ========



The Company has a Federal regular tax net operating loss carryforward of $6,939,000, expiring March 31, 2013, which is available to offset future taxable income. State net operating loss carryforwards of approximately $21,000,000, expiring March 31, 1999, through March 31, 2013, are available to offset future state tax expense.

During 1998, the Internal Revenue Service completed an audit of 1994, 1995, and 1996. Audit adjustments related primarily to changes in the timing of deductions for income tax purposes. There was no material impact on the Company's statement of net earnings for 1998.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                                                 1998             1997              1996
-------------------------------------------------------------------------------------------------------------------------

Computed (expected tax rate)                                                    (34.0)%           34.0%            (34.0)%
State income taxes (net of federal tax benefit)                                  (5.0)             1.5               0.8
Other                                                                            (0.2)             0.4                --
------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                              (39.2)%           35.9%            (33.2)%
========================================================================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1998 and 1997:


                                                1998                    1997
----------------------------------------------------------------------------
                                                      (In thousands)
Deferred tax liabilities:
         Basis and depreciation difference  $ 20,035               $ 15,916
         Inventory valuation                   2,172                  2,590
         Moog investment                         577                    260
         State taxes                              --                     --
                                             -------                -------
                                              22,784                 19,825
                                          ---------------------------------
Deferred tax assets:
         Inventory valuation                   2,818                  2,974
         Future tax credits                    6,035                  2,357
         Net operating loss carry-forwards     3,711                     --
         Employee benefits                     1,775                  1,229
         Pension                               1,805                  1,231
         Insurance                             1,370                    703
         Deferred gain on sale/leaseback       1,382                  1,437
         Other                                   160                    253
                                             -------                -------
                                              19,056                 10,184
                                          ---------------------------------
            Net deferred tax liability     $   3,728              $   9,641
===========================================================================


Net current deferred tax assets of $3,870,000 as of March 31, 1998 and $6,156,000 as of March 31, 1997 are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $7,598,000 and $15,797,000 at March 31, 1998 and 1997, respectively.



7.  Stockholders' Equity

Preferred Stock - The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one for thirty conversion rate. The Series A and B shares have a $.25 stated value and a $.025 par value. There are 2,600,000 shares authorized of Class A $.025 par value stock which are unissued and undesignated. In addition there are 30,000 shares of no par stock which are also unissued and undesignated.

Common Stock - During 1996 an amendment to the Company's Certificate of Incorporation, which effected a recapitalization of the Company by creating a second class of common stock (which was distributed to all common shareholders as a stock split in the form of a dividend), was adopted. This recapitalization amendment (i) reclassified the existing Common Stock as Class B Common Stock,
(ii) authorized a new class of 10,000,000 shares designated as Class A Common Stock and (iii) established the express terms of the Class A Common Stock and the Class B Common Stock. The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

In 1996, the Company reached an agreement with Pillsbury to convert $6,000,000 of its subordinated note into 346,570 shares of the Company's Class A Common Stock.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B at March 31, 1998 and 1997.


8.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Pension expense includes the following:

                                                                                  1998                   1997               1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    (In thousands)

Service cost for benefits earned during the period                             $  1,741               $  1,565          $  1,336
Interest cost on projected benefit obligation                                     1,573                  1,329             1,210
Actual return on plan assets                                                     (6,268)                (2,660)           (2,372)
Net deferral of actuarial gains                                                   4,272                  1,027               860
Amortization of net unrecognized gain at August 1, 1987                            (276)                  (276)             (276)
Amortization of prior service cost                                                   94                     94                94
--------------------------------------------------------------------------------------------------------------------------------
Pension expense                                                                $  1,136               $  1,079          $    852
================================================================================================================================


The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:

                                                                                                    1998                     1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           (In thousands)

Actuarial present value of accumulated benefit obligation:
  Vested                                                                                        $ 17,948                 $ 13,524
  Nonvested                                                                                          688                      823
                                                                                               ---------                 --------
    Total                                                                                       $ 18,636                 $ 14,347
=================================================================================================================================

Plan assets at fair market value, primarily listed stocks and fixed income securities           $ 26,881                 $ 21,545
Projected benefit obligation                                                                      24,031                   19,004
                                                                                -------------------------------------------------
Plan assets in excess of projected benefit obligaion                                               2,850                    2,541
Unrecognized gain at transition                                                                   (3,819)                  (4,095)
Unrecognized prior service cost                                                                      406                      500
Unrecognized net gain                                                                             (4,192)                  (2,565)
                                                                                              ----------               ----------
  Accrued pension liability                                                                    $  (4,755)               $  (3,619)
=================================================================================================================================

The projected benefit obligation was determined using an assumed discount rate of 7.4% (8% in 1997 and 1996) and an assumed long-term salary increase rate of 5%. The assumed long-term rate of return on plan assets was 9.5% (8.5% in 1997 and 1996). The Plan holds the Company's common stock with a fair market value of $2,658,000.

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions during 1998 amounted to $811,000 for the year and in 1997 amounted to $211,000, which represents four months of the year.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are summarized as follows:

                                                                                         1998                       1997
                                                                                -------------------------------------------------
                                                                                 Carrying     Estimated      Carrying     Estimated
                                                                                   Amount    Fair Value        Amount    Fair Value

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (In thousands)

Long-term debt, including current portion                                        $230,157      $241,405     $ 223,951     $ 225,112
Notes payable                                                                      62,270        62,270        18,000        18,000
Class B Common Stock of Moog Inc.                                                   2,320         2,320         1,411         1,411


The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of these instruments.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.



10. Acquisitions

In 1998 the Company completed two acquisitions. The first was the acquisition of Aunt Nellie's Farm Kitchen from The Pillsbury Company, a subsidiary of Grand Metropolitan Incorporated, for approximately $24 million. Aunt Nellie's Farm Kitchen produces, markets, and sells fruit and vegetable products from plants in the Midwest and its sales were approximately $50 million. The Company purchased the plants, inventories, accounts receivable, and trademarks of the business. This acquisition was funded primarily out of working capital.

The second acquisition was the Comstock canned private label vegetable business from Curtice Burns Foods, a wholly-owned subsidiary of Pro-Fac Cooperative, along with the Blue Boy branded canned vegetable business. The Company purchased two New York plants, related inventories, and certain trademarks. The companies also formed a long-term strategic alliance, combining their New York agricultural departments into one organization. The sales were approximately $40 million in 1996. The purchase price was approximately $29 million, which was funded primarily out of working capital.

Both acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired have been included in the consolidated operating results since the dates of acquisition. The following is a summary of proforma results as if the acquisitions were made at the beginning of the periods presented:


                                        1998                        1997
------------------------------------------------------------------------
                                                    (Unaudited)
                                    (In thousands except per share amounts)

Net Sales                            $710,137                   $829,870
Net Earnings (loss)                    (5,150)                     4,533
Basic Earnings (loss) per
common share                             (.88)                       .76

11.  Other Income

Other income in 1997 consisted of the following: 1) a gain on the sale of the Moog, Inc. Class A Common Stock of $7,501,000, 2) a gain on the sale of the Clifton Park, New York warehouse of $1,640,000, and 3) a loss on the sale of Eau Claire, Michigan plant of $833,000.

Other income in 1996 consisted of the gain on the sale of the Peabody, Massachusetts warehouse totaling $4,271,000.

12.  Non-Recurring Charge

The 1996 operating results include a non-recurring charge of $15,078,000, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

13.  Sales Information

The Company has an Alliance Agreement with Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant products. During 1998, 1997 and 1996, the Company sold $48,872,000, $205,633,000 and $167,994,000, respectively, of canned and frozen vegetables to Pillsbury, which represented 7%, 28% and 33%, respectively, of net sales. Sales of Green Giant vegetables to purchasers unrelated to Pillsbury in 1998 and 1997 were $228,208,000 and $186,091,000, or 32% and 26% of net sales, respectively. Total net sales in 1998 and 1997 of Green Giant vegetables were $277,080,000 and $391,724,000, or 40% and 54% of net sales, respectively.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the shares registered hereby. The Company will be responsible for the payment of these expenses.

         Commission Filing and Registration Fees..................  $14,750.00
         Nasdaq Listing Fees .....................................  $
         Blue Sky Fees and Expenses ..............................  $
         Legal Fees and Expenses*.................................  $
         Subscription Agent Fees and Expenses*......................$
         Printing Expenses*.......................................  $
         Accounting Fees and Expenses*............................  $
         Miscellaneous Expenses*....................................$

              Total.................................................$

----------------

   *  Estimated


Item 15.  Indemnification of Directors and Officers.

         The Company's Restated Certificate of Incorporation, as amended, provides that the Company is required to indemnify each and every officer or director of the Company, even those whose term has expired, for any and all expenses actually and necessarily incurred by such director or officer in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been a director or officer of the Company. The Company is not required to indemnify a director or officer for matters as to which such officer or director is adjudged to be liable for neglect or misconduct in the performance of his duties as director or officer. Further, the rights of the officers or directors to indemnification are not exclusive of any other rights to which an officer or director of the Company is entitled.

         Under the Company's Bylaws, the Company has the authority to indemnify its directors and officers to the fullest extent permitted by the New York Business Corporation Law (Sections 721-726) (the "BCL"). The Bylaws, reflecting New York law, extend such protection to any person made or threatened to be made a party to any action or proceeding, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer or employee of the Company served in any capacity at the request of the Company, by reason of the fact that such director or officer, his testator or intestate, is or was a director or officer of the Company or is or was serving such enterprise at the request of the Company. The Bylaws provide that such indemnification may be authorized pursuant to the terms and conditions of (i) a resolution of shareholders; (ii) a resolution of the Board of Directors; (iii) an agreement providing for such indemnification or (iv) any judicial or other legal authority which entitles the director, officer or employee to such indemnification.

         The BCL provides that, if successful on the merits or otherwise, an officer or director is entitled to indemnification by the Company against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or at least not opposed to, the best interests of the Company. The termination of any action or proceeding by judgment, settlement, conviction or plea of nolo contendere, or its equivalent, does not itself create the presumption that such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company or that he had reasonable cause to believe that his conduct was unlawful.

         If a corporation fails to provide indemnification to its directors or officers, the BCL provides that despite any contrary resolution of the board of directors or shareholders, indemnification may be awarded by application to the appropriate judicial authority. Application for such court-ordered indemnification may be made either in the civil action or proceeding in which the expenses were incurred or other amounts were paid or to the supreme court in a separate proceeding.

Item 16.  Exhibits.

Exhibit
Number   Description
-------  -----------

 2(a) The Stock Purchase Agreement dated as of June 22, 1998 (incorporated by reference to Exhibit 2(a) to the Company's Current Report on Form 8-K filed July 2, 1998)

  (b) The Shareholders Agreement dated as of June 22, 1998 (incorporated by reference to Exhibit 2(b) to the Company's Current Report on Form 8-K filed July 2, 1998)

  (c) The Registration Rights Agreement dated as of June 22, 1998 (incorporated by reference to Exhibit 2(c) to the Company's Current Report on Form 8-K filed July 2, 1998)

 3(a)(1) The  Company's  Restated  Certificate  of  Incorporation,   as
         amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

 3(a)(2) An  amendment  to  the  Company's   Restated   Certificate  of
         Incorporation,   as  amended  (incorporated  by  reference  to
         Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)

 3(a)(3) Form of  Certificate  of Amendment to the  Company's  Restated
         Certificate of Incorporation, as amended setting forth the terms of the New Preferred Stock (incorporated by reference to Exhibit 3(i) to the Company's Current Report on Form 8-K filed July 2, 1998)

   (b) The Company's Bylaws, as amended (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q/A filed August, 1995)

 4(a) Note Agreement related to the $75,000,000 note with The Prudential Insurance Company of America (incorporated by reference to Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 1995) as amended by Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended March 31, 1996.

   (b) Note Agreement related to the $50,000,000 note with John Hancock Mutual Life Insurance Company (incorporated by reference to
         Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 28, 1995)

  5      Opinion of Jaeckle Fleischmann & Mugel, LLP (to be filed by amendment)

  8 Opinion of Jaeckle Fleischmann & Mugel, LLP with respect to tax matters (to be filed by amendment)

10(a) Asset Purchase Agreement related to the transaction with the Green Giant(R) Division of Pillsbury (incorporated by reference to Exhibit 2(A) to the Company's Current Report on Form 8-K dated February 24,
         1995)

   (b) Alliance Agreement related to the transaction with the Green Giant(R) Division of Pillsbury (incorporated by reference to Exhibit 2(B) to the Company's Current Report on Form 8-K dated February 24, 1995)

   (c) Secured Nonrecourse Subordinated Promissory Note related to the transaction with the Green Giant(R) Division of Pillsbury (incorporated by reference to Exhibit 2(C) to the Company's Current Report on Form 8-K dated February 24, 1995)

12 Statement regarding computation of ratios (filed herewith at pages F-7 and F-8 )

21                Subsidiaries of the Company (filed herewith)

23(a)             Consent of Deloitte & Touche LLP (filed herewith)

  (b)             Consent of Jaeckle Fleischmann & Mugel, LLP (contained in
                  Exhibit 5 above)

24                Power of Attorney (filed herewith at pages II-7 and II-8)

27                Financial Data Schedule (filed herewith)


Item 17.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities
Act");

                           (ii) To reflect in the  prospectus  any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii) To  include  any  material  information  with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York, on July 8, 1998.

                                                     SENECA FOODS CORPORATION

                                                     By: /s/ Kraig H. Kayser
                                                         -----------------------
                                                     Kraig H. Kayser, President
                                                     and Chief Executive Officer

         Each person whose signature appears below constitutes and appoints Kraig H. Kayser and Arthur S. Wolcott, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                                   Title                                   Date
         ---------                                   -----                                   ----


/s/Arthur S. Wolcott                              Chairman and Director                  July 8, 1998
------------------------------
Arthur S. Wolcott



/s/Kraig H. Kayser                                President, Chief Executive             July 8, 1998
-------------------------------                    Officer and Director
Kraig H. Kayser


                                      II-7



/s/Philip G. Paras                                Vice President-Finance                 July 8, 1998
------------------------------
Philip G. Paras



/s/Jeffrey L. Van Riper                           Controller and Secretary               July 8, 1998
-------------------------------                   (Principal Accounting Officer)
Jeffrey L. Van Riper



/s/Robert T. Brady                                 Director                              July 8, 1998
------------------------------
Robert T. Brady



/s/David L. Call                                   Director                              July 8, 1998
------------------------------
David L. Call



/s/Edward O. Gaylord                               Director                              July 8, 1998
------------------------------
Edward O. Gaylord



/s/G. Brymer Humphreys                             Director                              July 8, 1998
------------------------------
G. Brymer Humphreys



/s/Susan W. Stuart                                 Director                              July 8, 1998
------------------------------
G. Brymer Humphreys


318178